07046000

RECEIVED

JAN 2 2 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

24-10158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Skillstorm Online Learning, Inc.

(Exact name of issuer as specified in its charter)

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
MAR - 5 2007
FROM Patricia Jackson
BY B. M

Washington

(State or other jurisdiction of incorporation or organization)

3518 Fremont Ave. North
Suite 399
Seattle, Washington 98103
(206) 420-1215

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

3518 Fremont Ave. North
Suite 399
Seattle, Washington 98103
(206) 420-1215

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7999	56- 2555375
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Colin Innes, Chairman of the Board
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

44 Midvalley Crescent SE
Calgary, Alberta, Canada
T2X 1N3

Greg Heuss, Director
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

3627 C Dayton Avenue North
Seattle, WA 98103

(b) the issuer's officers;

Colin Innes, President and Chief Executive Officer

Greg Heuss, Chief Operating Officer

Ted Williams, Chief Financial Officer
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

88 Strathclair Rise SW
Calgary, Alberta, Canada T3H 1G4

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of the date of this filing, 1441966 Ontario Inc., a Canadian corporation ("1441966 Ontario"), owns 14,000,000 shares of common stock of the Company (approximately 45.0% of the total issued and outstanding). 1441966 Ontario's address is 44 Midvalley Crescent SE, Calgary, Alberta, Canada T2X 1N3.

As of the date of this filing, Cambridge Partners, LLC ("Cambridge") owns 3,000,000 shares of common stock of the Company (approximately 9.6% of the total issued and outstanding). Cambridge's address is 601 Union St, Suite 4500, Seattle, WA 98101

As of the date of this filing, Saratoga Capital Partners, LLC ("Saratoga Capital") owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding). Saratoga Capital's address is 601 Union Street, Suite 4500, Seattle, WA 98101.

As of the date of this filing, The Otto Law Group, PLLC ("Otto Law") owns 2,688,750 shares of common stock of the Company (approximately 8.6% of the total issued and outstanding). Otto Law's address is 601 Union Street, Suite 4500, Seattle, WA 98101. The residential address of David M. Otto, Principal of Otto Law, is 4553 52nd Ave NE, Seattle, WA 98105.

As of the date of this filing, Monty Abbott owns 1,895,000 shares of common stock of the Company (approximately 6.1% of the total issued and outstanding). Mr. Abbott's address is 8871 SE Clearwater, Port Orchard, WA 98367.

As of the date of this filing, Steve Careaga is the record owner of 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding), but beneficially owns 2,482,500 shares of common stock, as detailed in Item 1(e). Mr. Careaga's business address is 4916 Point Fosdick Dr., Suite 102, Gig Harbor, WA 98335. Mr. Careaga's residential address is 7235 No. Creek Loop, Gig Harbor, WA 98335

As of the date of this filing, Otto Capital Holdings, Inc. ("Otto Capital Holdings") owns 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding). Otto Capital Holdings' address is 601 Union Street, Suite 4500, Seattle, WA 98101.

As of the date of this filing, Colin Innes owns 1,000,000 shares of Series B preferred stock of the Company (approximately 100.0% of the total issued and outstanding).

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

As of the date of this filing, Colin Innes, Chief Executive Officer and President of the Company owns 6,542,670 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding), through his personal holdings and equity interest in 1441966 Ontario.

As of the date of this filing, Thomas Niendorf owns 6,542,660 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding) through his equity interest in 1441966 Ontario. Mr. Niendorf's address is 60 Chapalina Rise S.E., Calgary, Alberta, Canada T2X 3X5.

As of the date of this filing, Monty Abbott owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding). Mr. Abbott's address is 8871 SE Clearwater, Port Orchard, WA 98367.

As of the date of this filing, David M. Otto owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding) through his beneficial interests in Otto Law and Cambridge Partners. Mr. Otto assigned 793,750 shares from his beneficial interest in Cambridge Partners to Steve Careaga and assigned 1,000,000 shares from his beneficial interest in Cambridge Partners to Otto Capital Holdings. Mr. Otto assigned all shares from his beneficial interest in Saratoga Capital to Dave Moore.

As of the date of this filing, Dave Moore owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding) through his beneficial ownership interest in Saratoga Capital. Mr. Moore's address is 502 South Sullivan Road, Suite 102, Spokane Valley, WA 99037.

As of the date of this filing, Steve Careaga owns 2,482,500 shares of common stock of the Company (approximately 8.0% of the total issued and outstanding).

As of the date of this filing, John Otto owns 2,688,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding) through his beneficial ownership of Otto Capital Holdings, which includes the shares assigned from David M. Otto. Mr. Otto's address is 1910 Oakes Ave, Everett WA 98201.

(f) promoters of the issuer;

None.

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

The Otto Law Group, PLLC

601 Union Street, Suite 4500
Seattle, Washington 98101
Attention: David M. Otto, Esq.

(i) each underwriter with respect to the proposed offering;

There is no underwriter. Issuer is selling securities.

(j) the underwriter's directors;

Not Applicable

(k) the underwriter's officers;

Not Applicable

(l) the underwriter's general partners; and

Not Applicable

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable. The proposed Offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Issuer does not have a complete list of the jurisdictions in which it will offer its securities. Issuer will market and sell the shares solely to accredited investors.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Skillstorm Online Learning, Inc.

(2) the title and amount of securities issued;

Common stock and debentures, listed below.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

During the months of November and December 2005, Skillstorm issued the following shares of its common stock:

Name	Identity	Number of Shares	Price per share
Kouresh Kazemi	Friend	10,000	$.85
Scott Makin	Friend	10,000	$.85
Gary Matthews Family Trust	Friend	6,374	$.85
Gary Matthews Family Trust	Friend	50,000	$1.06
John Zutter	Friend	25,000	$1.06
Hilda Fallows	Friend	2,000	$1.06

Bill Williams	Family	4,126	$.85
Chelsey Innes	Family	2,000	$.85
Ted Williams	Officer	1,000	$.85

The Company issued four convertible debenture units for $25,000 each (the "Units") during the first and second quarters in 2006, pursuant to a private placement offering under Section 4(2) of the Act (the "Private Placement Offering"). 2 Units were issued to Kevin Luetje for total of $50,000 (at $25,000 each). 1 Unit was issued to Gary Matthews, a friend of Colin Innes, for $25,000, and 1 Unit was issued to Curtis Joynt, a friend of Colin Innes, for $25,000. Luetje, Matthews and Joynt were all "Accredited Investors" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act, as amended (the "Securities Act") or non U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S. Each Unit has a 12% coupon rate and a warrant to purchase 25,000 shares at $.001 per share and can be converted into common stock of the Company at the higher of (1) $0.10 per share or (2) 75% of the average price at the close of the price over the last 10 trading days.

SUBSEQUENT EVENTS

In November 2006, the Company issued a Convertible Note (the "Note") for services to Pegasus Advisory Group, Inc. ("Pegasus"). The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, Pegasus (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause Pegasus to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

On November 13, 2006, the Company's Board of Directors authorized the Company to issue 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock"). The Company's Board of Directors authorized the Company to issue the Preferred Stock to Colin Innes, the Company's Chairman, President and Chief Executive Officer. Consideration paid by Colin Innes for 1,000,000 shares of Series B Preferred Stock was $0.001 each. This stock was issued to Mr. Innes to reflect his management contributions to the Company and his importance to the Company's success as its founder.

On November 14, 2006, the Company issued a fifth Unit pursuant to the Private Placement Offering to Brent Ludwig for $25,000, under the same terms as the previous Unit sales.[1] Subsequently, the Company also terminated the Private Placement Offering.

(4) the names and identities of the persons to whom the securities were issued.

See Answer to Question (3)

[1] As of January 1, 2007, none of the Units had been converted into common stock of the Company and no warrants had been exercised.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The securities were issued or sold pursuant to 4(2) and solely to accredited investors, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act") or to non-U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S. The securities have not been registered under the Securities Act of 1933, as amended (the "Act"), and were offered pursuant to the exemption provided by Section 4(2) of the Act (for a transaction by an issuer not involving any public offering).

The services provided by Pegasus Advisory Group ("Pegasus") include assisting the Company in properly structuring its capitalization in preparation for a listing on the Pink Sheets, working with the Company's attorneys and accountants on corporate governance issues and managing the process of the 15(c)-211 filing.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable.

PART II–OFFERING CIRCULAR MODEL A

Skillstorm Online Learning, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock

Maximum number of securities offered: 18,000,000 shares

Minimum number of securities offered: No Minimum

Price per security: $0.05

Total proceeds: If maximum sold: $900,000 If minimum sold: $N/A

(See Questions 9 and 10)

Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[x] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [x] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT

DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[x] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. An escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 18,000,000 Shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 108 pages.

THE COMPANY

1. Exact corporate name:

Skillstorm Online Learning, Inc.

State and date of incorporation:

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

Street address of principal office:

3518 Fremont Avenue, Suite 399, Seattle, Washington 98103

Company Telephone Number:

(206) 420-1215

Fiscal year:

December 31st

Person(s) to contact at Company with respect to offering:

Colin Innes

Telephone Number (if different from above):

(403) 256-8808 ext. 111

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) **Best Efforts: No Assurance That Shares Will Be Purchased; No Minimum Offering; Escrow Account; Need for Additional Capital**: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, an escrow account has been established and all subscription funds will be paid to the "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account", 601 Union Street, Suite 4500, Seattle, Washington 98101. Subscriptions are irrevocable.

(2) **The Company Plans An Ambitious Development Program That May Require The Net Proceeds From This Offering**: If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's

marketing plans would not adversely affect the Company's business, financial condition and results of operations. Some of our training programs which are currently in post-production are critical to your success, and the financial required for this post-production activity, particularly including the U-17 and U-19 trading programs, is projected to be $200,000. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

(3) **The Company Has Not Begun the Expanded Activities Described In This Offering Circular**: There is no certainty that the Company will be successful in developing the business of the Company described herein, or that its facilities and employees will be capable of satisfactorily carrying out such business. Prospective investors are being furnished with limited historical financial information about the Company upon which to base an evaluation of its performance and an investment in the Common Stock offered hereby. The Company has limited resources and is dependent upon this Offering to allow it to continue its operations. The Company currently has insignificant sales through its web site traffic. It currently does not have meaningful operations. The proceeds of the Offering, however, and the Company's other resources may not be sufficient for the Company to implement its current business plan, and the Company may have inadequate funds to finance its operations for the twelve months following the Offering and, therefore, may need to seek additional financing. As a new enterprise, it is likely to be subject to risks that management has not anticipated. (See "Use of Proceeds.")

(4) **There is the possibility that a very nominal number of shares will be sold in this Offering**: In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to its becoming profitable. The Company expects these initial expenses to result in significant operating losses as the costs of the acquisition of subscribers, web site content and licensing rights of content are expected to be substantial. All content production and technology development costs must be borne by the Company until the Company is able to generate adequate revenues from sales of subscriptions to its web content service, such revenues of which there can be no assurance.

(5) **We Have Not Been Profitable to Date, We May Never Be Profitable, and We Anticipate Continued Losses for the Foreseeable Future**: To date, we have not been profitable. We cannot assure you that we will ever achieve or sustain profitability. We reported operating losses of $594,381 for the first nine months of 2006 and $509,340 for 2005. We expect to incur operating losses for the foreseeable future. In particular, we intend to invest heavily in research and development (R&D) and sales and marketing. No actual R&D funds were spent in fiscal years 2006 or 2005, but funds were spent to acquire initial technology. Even if revenues meet levels we anticipate, or if our costs and expenses exceed our expectations, we could continue to sustain losses, and our business and the price of our common stock may be harmed. See notes accompanying financial statements for information on our history of losses and anticipation of continued losses.

(6) **Potential Need for Additional Financing**: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's

stockholders.

(7) **Non-Reporting Issuer**: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

(8) **Preferred Stock**. In November 2006, the Company issued 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock") to the Company's Chief Executive Officer. The Preferred Stock has 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the par value of the Series B Preferred Stock.

(9) **No State Registration**: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state. While the "Blue Sky" laws vary from state to state, the Company intends to fully comply with the "Blue Sky" laws of each state and all applicable exemption to qualified investors.

(10) **Potential Third Party Infringement of Our Intellectual Property May Cause Harm to Our Business and Competitive Ability**: To protect our rights to our intellectual property, we rely on a combination of trademark and trade secret laws and confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. In addition, effective trademark, copyright, and trade secret protection may not be available in every country in which we offer or intend to offer our services. All of our software web applications are proprietary, but none are patented. In the future, we may seek to obtain a patent. We cannot assure you that any steps we take to protect our intellectual property rights will be sufficient or effective. Failure to protect our intellectual property adequately could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

(11) **Uncertainty of Future Operating Results**: The Company does not expect to achieve

profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

(12) **Many of the Company's Current and Potential Competitors may have Longer Operating Histories and may have Significantly Greater Financial, Distribution, Sales, Marketing and other Resources, as well as Greater Name Recognition and a Larger Distribution Base, than the Company**: As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

(13) **Dependence on Key Personnel**: Colin Innes, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Innes would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Innes. Even if it did, there is no assurance that Mr. Innes could be replaced by qualified personnel.

(14) **Arbitrary Offering Price of the Company's Securities**: The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

(15) **No Prior Market for Common Stock**: Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ Small Cap Market. Such securities may be subject to a rule under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that imposes additional stringent sales practice requirements on broker-dealers who sell the Common Stock. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Common Stock, and consequently would adversely affect the public market for and the trading price of the Common Stock.

(16) **Dilution**: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.05 per share of common stock, assuming that all offered shares are sold. After giving effect to the sale and the application of net proceeds of 18,000,000 common stock shares by our Company under this Offering, there will be an immediate dilution of $.036 per share to purchasers of common shares under our Offering.

(17) **Shares Eligible for Future Sale**: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 49,093,760 shares of Common Stock to be outstanding following this Offering, 31,093,760 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from

registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Currently, there are approximately 14,240,000 shares of Common Stock eligible for sale under Rule 144. Sales of substantial amounts of the Company's currently outstanding Shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

(18) **Underwriters' Influence on the Market**: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

(19) **No Dividends**: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor and other relevant factors.

(20) **Our common stock is currently considered "a penny stock" and may be difficult for you to sell**: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

(21) **General Economic and Market Conditions**: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending in the United States, Germany, and any other countries in which the significant subscriber bases are developed. Therefore, any economic downturns in general in any country in which these subscribers reside would have a material adverse effect on the Company's business, operating results and financial condition.

(22) **We May Not Be Able To Effectively Manage Growth**: Our anticipated growth in the twelve months subsequent to the Offering will place significant demands on our management. If we are successful in implementing our growth strategy, we may have difficulty responding

to demand for our products and services in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management, sales, technical and other personnel and the purchase and installation of additional hardware, software and telecommunications systems.

(23) **We Cannot be Certain that Our Products Do Not, or Will Not, Infringe Upon Patents, Trademarks, Copyrights or Other Intellectual Property Rights Held By Third Parties**: Since we rely on third parties to help us develop, market and support our product and service offerings, we cannot assure you that litigation will not arise from disputes involving those third parties. We may incur substantial expenses in defending against prospective claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Skillstorm Online Learning Inc. ("Skillstorm" or the "Company"), incorporated in the State of Washington, is a multiple language online training program for soccer players, coaches, leagues, parents and teachers. Its web site is www.skillstorm.de. The Company is not affiliated with SkillStorm Inc., a technical and professional services firm. Skillstorm is endorsed and partnered with FC Bayern Munich ("Bayern"), a top member of the German Bundes League, and also with Bayern Munich's internationally recognized president, coach and player, Franz Beckenbauer. Skillstorm's on-line website provides youth players and their coaches direct static and video access to proven soccer training programs. Skillstorm believes on-line availability will allow many players and coaches without the funds or regional access to top soccer training programs the ability to recognize, understand and implement proven training techniques with top internationally recognized coaches and teams. These training aids may be purchased or subscribed to via the Company's website.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Skillstorm develops learning and training software products and database technologies to aggregate and provide access to the sports training content found on their website. The Company's licensed and proprietary content distributed over the internet resides in a database and includes static files, animated files, and also features professionally produced and edited video clips based on the practice drills and strategies developed by its coaches and experts. The learning database, when combined with the website's software and front-end, can deliver streaming video, voice-over, structured practice sessions, standard video controls, camera angle choices, special effects highlights and text content. Skillstorm calls this entire system a "learning engine" and this technology system delivers its training programs via dial-up or high speed connections to personal computers using Windows 95/98, 2000/XP, NT, or Mac operating systems, and will work with all browsers. Skillstorm's technology also allows content to be delivered to iPods, PDA's and cell phones making the user experience truly portable.

Skillstorm's learning tool is independent of the content of its current database and the platform may be adapted to other languages and in the near term, to other sports. English and German are the two languages currently being used. Skillstorm has built its products to easily translate into other languages.. Other languages will be available when there is a sound economic benefit. This could come in the form of a sponsorship or a large sale. These languages may include Spanish, French, Japanese and Mandarin. The Company plans to produce basketball and baseball training websites using their existing learning engine in the near future.

Skillstorm's learning tool is a software web application developed using PHP, XML, Flash, among other coding scripts to build a platform where variable static and streaming content can be combined and displayed on demand. The content choices are navigated by various pic-lists in expandable menus. All of the software web application is proprietary, but not patented. Content is separate from the software web application so we can easily change languages when required. Furthermore, as demands change for different mediums, having the content separate from the software web application allows Skillstorm to be more flexible. As codecs improve, Skillstorm can quickly adapt to them and improving the user experience immediately without any recoding.

The initial product is focused on soccer, the world's most popular participation team sport. The basis for Skillstorm's products is the proprietary software-learning engine, developed to be independent of the content and its underlying database. It is therefore adaptable to other sports and languages by organizing new video, audio, animation and text content in the database. Unlike most of its competitors, it will give users access to content 7 days a week, 52 weeks a year. Skillstorm has an agreement with FC Bayern Munich Soccer Club, one of the recognized top quality brands and training schools in the sport of soccer, to produce content aimed at youth development for all age categories. This approach allows users to learn from well recognized, proven players and coaches.

Every one of the finished videos files contains streaming video content, voice-over, animation, special effects, and text content. Skillstorm provides a sample session on the website for prospective users to sample a structured practice session contained within each of the age groups. Users can see how each video file is combined with all of these elements.

Currently developed:

- U-11 age group
- U-13 age group
- U-15 age group

Under development:

- U-17 age group
- U-19 age group

All of Skillstorm's online learning products feature high-quality interactive video clips, scripted and edited by recognized sports experts who are associated with world recognized teams and clubs. To date, Skillstorm has produced and made available on-line the training programs developed by FC Bayern Munich. This set of drills, exercises and programs, has been produced and made into video for on-line viewing each offering 3 different camera angles. When Skillstorm completes the U-19 program, it will have over 1,000 videos to view online. FC Bayern Munich has a professional coach staff of over 20 that manage the Academy training. The programs they run were filmed by professionals. Skillstorm has contracted professional soccer coaches to work with video editors to handle the post production activities. Thomas Niendorf, Henry Hauser, Peter Ranke, Peter Malacaone, and Supindeer Cheema are all professional coaches whom have worked on the post production side. Niendorf and Hauser are both from the professional team of - Berlin Dynamos. Mr. Malacaone was a professional player and is now a certified A License coach. Supindeer Cheema is also a certified A License coach and has been the technical director for some of the largest youth soccer associations in North America.

This approach has provided Skillstorm's products with endorsements from soccer clubs like FC Bayern Munich and former international players and coaches like Franz Beckenbauer, who was President of the 2006 World Cup held in Germany. It is the opinion of Skillstorm's management that there is no other similar product to the Company's online learning platform available on the market today. A single DVD would only cover part of one age group in our product group not to mention the inconvenience of using a DVD player versus internet. The online component makes this product far more user friendly. Coupled with the work of the above-named professionals, our management believes its learning platform enables new products to be brought to market in a faster time frame, which, in the opinion of our management, will provide the opportunity to become a leading innovator in the on-line training market.

Skillstorm intends to generate global revenue from multiple sources, including sponsored subscriptions, product sales, e-commerce, recurring license royalties, channel partnering, and advertising revenues. Skillstorm has recently formed a strategic alliance with the Calgary Minor Soccer Association ("CMSA") which, when implemented, will provide the opportunity for the 18,000 current members of the CMSA to become subscribers at the discount rate of $18.00 per player annually. Based upon this alliance, Skillstorm may potentially earn over $1.4 million in revenue over the next five years.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The largest sport in the world is the game of Soccer. It is the largest participation sport among youth too. In the United States alone, there are over 23 million players under the age of 18. Their training comes typically from volunteer parents who serve as coaches. However, these parents need help delivering quality training. As a result there are a lot of products available for sale. Skillstorm competes in the video training space.

There are over 4,000 video titles on the market. The vast majority of them are on VHS and DVD formats. Almost all existing training programs are sold on VHS or DVD and limited to one VHS tape or DVD because of price point. There are over 4,000 titles on the market. Many are typically available at the local soccer shop and our also available online. A VHS or DVD cannot contain enough content to deliver a complete and comprehensive training program for even a single age group. Skillstorm solves this problem of cost and content volume by delivering video online. Skillstorm delivers the equivalent of 6 DVD's of content per age group. This is the amount of content necessary to deliver a complete and comprehensive training program for an age group. There is enough content for players and coaches to last the entire time they are in a particular age group.

Skillstorm charges $25.00 per person for an annual subscription for each respective set of age group videos. Presently, Skillstorm is selling subscriptions for U11, U13 and U15 age groups in both English and German. In the future we will add the U17 and U19 age groups. If Skillstorm were to deliver this content on VHS or DVD, the Company would have to charge $150.00 per age group or $750.00 for all 5 groups. Subscribers may choose from 3 available age groups for their $25.00 subscription. The age groups are U-11, U-13 and U-15. Currently in post-production is the remaining age groups of U-17 and U-19. Each age group has over 200 videos to learn from, with each video ranging in length from 30 seconds to 3½ minutes.

Recently, some competitors have improved soccer training by putting up online training using animation. The volume of drills and exercises can be increased with this online medium. However, animation falls short of video. For example, it is extremely difficult with this medium to demonstrate believable biomechanics to players and coaches. At least four sites of competitors offer only cartoon images to learn from. Two sites are product resellers of VHS and DVD. This approach leaves the user with an incomplete experience. Skillstorm takes a similar approach but does it with video while working with FC Bayern Munich's Training Academy.

The e-learning sports market is shared by many companies and six of them are detailed in the Competitive Analysis Table below. The competitors listed have one or more of the attributes Skillstorm believes it brings to the e-learning sports market. Skillstorm intends to compete with them on price and total content and production values.

Flashdrills.com offers free animated drills online together with 150 video clips that are purchased under a subscription.

Soccer Made Easy offers products for all age groups using adult players to demonstrate drills and techniques.

Soccervideos.com offers a catalogue approach to reselling various soccer videos on CD-ROM and DVD. Skillstorm considers this a previous generation approach to sports e-learning.

Brazilian Soccer was produced for the Japanese market and is merely videotape footage on

CD-ROM to allow for easier access to different topics. Neither text nor printing capabilities are available in this product.

Kisscout Software offers an expensive football product with editing capabilities. Kisscout's product can be used for any other sport and has the ability to create tapes.

Company	**Competitive Product**	**Price Range ($USD)**	**Topics**	**Features Target Market**	**Marketing/ Distribution**	**Comments**
FlashDrills	Associate (Free) Premier	$19.95	Various animated & video clips	Amateur level coaches (inexperienced parents)	Web site	
Soccer Made Easy. Inc.	Soccer Made Easy	$49	Soccer	Youth coaches	Soccer clinics & Web site	Animated, no video, wide age group but all videos use adults
Soccer videos	3rd party products	$19.95 - $249	Soccer	Fans, athletes, coaches	Online catalogue	CDs, DVDs are past generation
Micropower Software	Brazilian Soccer	$49.95	Soccer	Coaches & players	Main distributor	Tape video footage; Japanese subtitles. No text or ability to print
Kisscout Software	N/A	$99-$295	Football	Coaches	None	
Skillstorm	Product Name	$25.00	Soccer	Players, coaches, associations, schools, parents	Website, sponsors, alliances, direct sales	Live video; high-quality content; multiple languages, adaptive learning engine, delivery options

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales.

Describe any major existing sales contracts.

Skillstorm believes its product and marketing plan creates barriers to entry for its current and future competitors, either due to cost, access to expertise, or access to strategic relationships.

Currently, Skillstorm has started its retail marketing on Google, Yahoo and MSN. At present, it is the only way consumers can find Skillstorm's website globally. Rather than trying to sell each specific company's standard services, we will engage in the advertising opportunities available i.e. display, text, phrase, visual search, etc. Skillstorm sets a daily budget with each of the search engines to display our ads. We have added a web trending application from iWebTrack to the website and we can track results. Furthermore, each of the search engine companies provide analytics that allows for the fine tuning of your advertising budget against selected search terms. The search terms are managing through the Company's 'click-through' advertisements. Each search engine company offers advertisers the opportunity to purchase space on the right hand side of every page that will display when a user is looking for information matching the search terms the user has keyed into the search engine. This means Skillstorm ads will be seen by users seeking information for search terms we are advertising against.

With the funds received from this Offering, Skillstorm will deploy both push and pull marketing techniques to insure quick market penetration. Pushing the Company products out through various soccer associations, sponsors and professional soccer organizations will produce uptake efficiently and quickly. This will be accomplished primarily through direct sales. Compensation programs for soccer associations have been developed to encourage uptake and provide another value proposition for sales teams. For example, associations who deliver a sponsor will be entitled to a 5% commission on the respective sponsorship amount.

Skillstorm will use several different pull marketing techniques. Every user will be providing Skillstorm with demographic and contact information. Skillstorm will utilize this information for both direct mail and email campaigns to encourage subscription renewals. Internet marketing techniques such as viral marketing and search engine management will be undertaken as part of Skillstorm's Phase I strategy.

North American markets will be reached directly through sales initiatives, search engine management, word-of-mouth, speaking engagements, advertisements in sports specific publications, call center outbound activity, and tradeshow attendance. Lists of regional and national publications have been identified for placing advertisements. Tradeshows have also been identified to reach the coaching market.

Production

Phase I Production and Development

Skillstorm currently offers FC Bayern Munich training for U-11 (under 11 years of age), U-13 and U-15 age groups. Training programs for these age groups are available directly to large associations or may be purchased online through Skillstorm's website. Skillstorm is also in post-production with U-17 and U-19 FC Bayern Munich teams. These age groups are critical to our success, as they complete the training for the entire requirements for youth development in soccer. The financing required for this post production activity is projected to be $200,000 in order to complete the training programs for these two age groups.

To date, Skillstorm has produced and made available on-line the training programs developed by FC Bayern Munich. This set of drills, exercises and programs, has been produced and made into video for on-line viewing each offering 3 different camera angles. When Skillstorm completes the U-19 program, it will have over 1,000 videos to view online.

Phase II Production and Development

Once the initial training programs are established, Skillstorm will begin developing its Phase II back-end infrastructure. This will allow Skillstorm to expand its revenue model in two key areas: the first area is expected to push its training content to portable mediums like PDAs, iPods and cell phones; the second key area allows Skillstorm to regionalize the sponsor capabilities of its web space initially dedicated for regional advertisers, and then for regional teams. The implementation of this phase of development is crucial to the Company's ability to generate larger sales and meet its fiscal requirements and expectations. The Company may not be able to obtain proper financing required to implement their Phase II development.

Phase III Production and Development

Future product development areas Skillstorm intends to enter after completing its Phase I and Phase II Production and Development Strategies include:

- Upon completion of FC Bayern Munich Training programs, Skillstorm will begin Project 2, 'Game Situation Training'. Project 2 has already been shot and is ready for post-production work.. It will take approximately 15 months to complete and has the potential to double the Company's online content.
- The original FC Bayern Munich Training Programs will be translated into Japanese, Spanish, Mandarin and French. Each language will take approximately 4 months in post-production in order for it to be released.
- Basketball is the world's second largest participation sport. Applying our product development and business process to this sport will be initiated following future additional financing. To date, Skillstorm has engaged in numerous meetings with Basketball Canada, the country's association governing basketball, about developing products for basketball. The cost to get through to post-production activities is estimated to be over $2 million. Product development, endorsements, marketing and sales would add approximately $4 million to the cost. The time required to complete a comparable product to Skillstorm Soccer would be approximately 2 ½ years (6 months per age group). Skillstorm will not be developing the basketball training program until we have successfully launched soccer.
- Skillstorm intends to develop products for other sports, including baseball, rugby and skiing.

Product Strategy

Product Strategy includes the introduction of more sports, products and languages. Now that Skillstorm has developed the sports learning engine utilized to bring the first product to market, the same sports learning engine can be used to bring other products to market quickly and less expensively. Skillstorm has worked on its product development process for the past 8 years. Its 3-phase approach described above provides for flexibility for new sports and delivery mediums. Skillstorm intends to offer additional sports, including basketball, hockey, rugby, skiing, baseball and football. Additionally, Skillstorm's products are developed to port easily into other mediums like cell phones, video game boxes, iPods and PDAs. Skillstorm's video files have been edited in a post production environment using professional grade Apple software and hardware. Final Cut Pro Suite is the main software used to edit with. The Company's technology stack allows it to compress video files into different formats that then may be displayed on different mediums. Skillstorm has put its products on iPod and it works perfectly. It is the same approach for cell phones, PDA's, game boxes etc. Each medium asks for a certain format configuration which our post production environment can produce. Skillstorm intends to make its products available to subscribers using other mediums, based on sales activities in the future.

Skillstorm will also maintain its commitment to content quality by working with the best in each of the sports. We have already received serious interest from both basketball and rugby.

Strategic Relationship Strategy

Skillstorm believes it will bring soccer consumers together through its business model. It begins with working with the content with high production values from top quality, proven sources available like FC Bayern Munich and having a strategic vision these quality clubs share in order to obtain endorsements from other sport professionals. Skillstorm plans to leverage this creditability with soccer associations, clubs and schools who want access to this caliber of training. Sponsors will be brought in to help lower the cost for these groups so youth players have access to the best at a free or reduced rate.

Skillstorm has established the following endorsements to launch the soccer product:

- FC Bayern Munich, a top 3 recognized club in the world that has sponsors like Adidas and Telekom. Skillstorm has an agreement with FC Bayern Munich providing their endorsement of Skillstorm's products and worldwide distribution rights of their Academy. (Please refer to the agreement executed between FC Bayern Munich and Skillstorm included in Part III under Material Contracts. This agreement is our endorsement agreement).
- Franz Beckenbauer, a World Cup winner as a player, German National Team Coach and the Chairman and President of FC Bayern Munich.
- Player endorsements stemming from our FC Bayern Munich agreement are:
    - Owen Hargreaves (FC Bayern Munich)
    - Thomas Hitzlsberger (Aston Villa, VfB Stuttgart)
    - Lars-Eric Johansson (Blackburn Rovers)
    - Markus Feulner (FC Bayern Munich, 1.FC Cologne)
    - Daniel Bierofka (Bayern 04 Leverkusen, VfB Stuttgart)

In order to drive sponsor involvement, Skillstorm will need to meet with FC Bayern Munich's International Manager's attention in order to organize meetings with their sponsors. Company management plans to travel to Germany during their various breaks in the soccer season to meet with sponsors. The Company also needs to talk to the U.S. counterpart for their sponsors in order to engage them in our main market. The Company believes it has an opportunity to leverage the FC Bayern Munich sponsorship for its product to be displayed to customers of sponsors. The Company has been given a "vote of confidence" from FC Bayern Munich and feels it will indeed secure partnerships through FC's introductions.

To make these relationships work well, Skillstorm has organized a compensation model to encourage soccer associations to maintain involvement. The Company will attempt to negotiate a royalty arrangement with each of its prospective content providers. Associations, clubs and schools who assist Skillstorm in developing sponsors will be paid a negotiated commission on any sponsorship funds raised for their respective users.

The user interface has been developed with the sponsor in mind. The interface exposes the user to their sponsor whenever they are using the product. The following chart outlines the value to a sponsor by the amount of time a user is exposed to the sponsor. With the average training session lasting between 12 and 18 minutes, sponsors enjoy a high level of brand exposure. The following chart demonstrates the level brand exposure.

Athlete Visits				
Frequency	**Sport Catalog**	**Retail Store**	**Practice**	**E-Learning**
Week	--	--	2 to 3	3 to 5
Month	--	--	10 to 12	10 to 25
Year	1	3 to 6	120 to 144	144 to 300

Skillstorm actively targets a number of potential strategic alliances and continues to approach them using the Company's business plan. Skillstorm continues to focus on establishing partnerships with highly visible sports experts in order to maintain its product positioning strategy. The Company continues to follow up with the contacts and potential sponsors identified through its ties with FC Bayern Munich.

Target Market Strategy

Skillstorm will concentrate its efforts on establishing subscription revenue through associations, clubs and schools. This approach will keep user acquisition costs lower than by trying to establish subscription revenue directly with users. Skillstorm has applied this strategy and has developed demand for its product with high profile professional teams and national associations that have 6.5 million players and local, national and international sponsors, including Calgary Minor Soccer Association ("CMSA"), a local 18,000-player association. Skillstorm has received from CMSA a Confirmation of Order for subscription.

Skillstorm has already entered into a strategic alliance with CMSA, which has given the Company an opportunity for Skillstorm to sell to Alberta Soccer Association ("ASA"). ASA has 89,000 players and Skillstorm is currently working to deliver its product to every player in Alberta next season. The Company hopes that this will lead to other associations of similar magnitude to follow suit.

Internet Strategy

Skillstorm has developed and implemented an initial website strategy phase. The initial phase includes integrating the learning engine with the website while insuring the hosting capacity will support user demands. This phase will incorporate a content management tool to allow for dynamic content development. An e-commerce engine is available for non-sponsored users to gain access. Robust online reporting tools will be incorporated for

Skillstorm, sponsors and association staff to evaluate users for their respective needs.

Future phases will evolve personalized portal interfaces to allow the user to customize the solutions he or she needs. Adapting portal technology will also open opportunities to work with other companies to deliver solutions through Skillstorm. Demographic information on users will be greatly enhanced as well, making our database of users quite valuable to the sports industry.

Skillstorm has also engaged EZRankings.com, an Irvine, California company specializing in search engine management. EZRankings.com provides search engine optimization services, paid inclusions, pay-per-click management and competitive business analysis.

Strategic Alliance Partners

Skillstorm has formed an alliance with FC Bayern Munich to provide content and endorsements. Please refer to Paragraph 4(b) of the agreement. Skillstorm is also engaged in strategic alliance discussions with other soccer organizations worldwide that are potentially interested in offering the Company's products to their client base. Through personal connections, Skillstorm has had several meetings with Arsenal in London, England about an English product, in connection with which Skillstorm hopes to form a strategic alliance. To date, Skillstorm has not reached an agreement with Arsenal. However, this is a potentially high growth area for Skillstorm and the Company will continue to seek out these types of organizations to act as channels for its products. To date no revenues have been derived from these alliances.

Publication Advertising

Skillstorm has researched this medium and has developed a strategy to drive awareness in key markets in support of sales activities. This effort will begin following the completion of product development activities on U-17 and U-19 training products. The first 3 years will concentrate on the United States market since it has the largest population of youth players at 23 million.

Trade Shows

Skillstorm will commence its trade show appearances following completion of post production activities on U-17 and U-19 FC Bayern Munich Training Programs. The Company plans to attend trade show venues quarterly or until attendance produces sales revenue projections. As financing allows, Skillstorm plans to attend 6 trade shows per year and eventually, more as warranted. Skillstorm will concentrate its efforts in the USA for the first 24 months and look to international trade shows once our trade show approach is perfected.

Direct Mail

Skillstorm has a direct mail strategy that scales as revenue grows. Existing customers will receive regular emails to encourage renewal and referral offers. Direct mail pieces will be sent to existing customers with various promotions encouraging renewal too. Skillstorm will engage global brands in joint offers with this medium. FC Bayern Munich will help us with agreements with their key sponsors like Adidas and T-Com. Lists will be purchased to send out promotions too. There are many soccer specific qualified lists we will purchase for direct mail purposes. Some of these lists will be used in direct sales activities as well.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of _____/_____/_____ $__________
(a recent date)

As of _____/_____/_____ $__________
(one year earlier)

The Company currently has no written firm orders. Our product development is incomplete and therefore sales are only retail based right now. Once all age groups are completed then we have a program that we could begin selling directly to associations and school boards.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Skillstorm currently has seven people working as contractors. Post-financing and during the next 12 months Skillstorm has forecasted to add 17 more positions, with the expected staffing to be as follows:

Type of Employee	Number
Sales	11
Marketing	4
Product Development	3
Web Development	1
Administrative	2
Executive	3

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Skillstorm has no real estate holdings. Our current business and executive offices are located in Seattle, Washington and Calgary, Alberta, Canada. We currently lease our office in Calgary. We have a five year operating lease with our Calgary office that commenced in March 2006 on 2400 square feet. We are paying $10.90 a square foot plus common area costs. We currently have minimal space in Seattle primarily to serve administrative functions

Lease negotiations for an expanded Seattle office will commence post financing. Our Seattle office will house our sales, marketing and web development staff.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

All of the software web applications are proprietary, but not patented. The Company plans to patent current and future intellectual property that is deemed to be of value to the Company. At the present time, the Company has a technology stack configuration which its attorneys have recommended be patented. This will be reviewed in detail subsequent to closing financing. All player images and software programs either are or will be copyrighted.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has one wholly-owned subsidiary, Skillstorm Online Learning, Inc., an Alberta, Canada corporation.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was originally incorporated in Alberta, Canada ("Skillstorm Canada").

Skillstorm Acquisition Sub, Inc. ("SAS"), incorporated in Washington on December 8, 2005, acquired Skillstorm Canada through a share exchange agreement on December 21, 2005. On January 13, 2006, Cherry Creek Gold Corporation, a Nevada corporation ("Cherry Creek"), entered into an Agreement and Plan of Reorganization to acquire SAS, and changed its name from "Cherry Greek Gold Corporation" to "Skillstorm Online Learning, Inc." The Merger was completed and closed on January 23, 2006. Currently, the Company has one wholly-owned subsidiary, Skillstorm Online Learning, Inc., an Alberta, Canada corporation.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Timeframe**	**Consequences of a delay**
Product Development	Skillstorm has approximately 6 weeks of post production work left in order to complete U17 age group followed by 5 months of post production work for U19. However, an employee will be hired to complete this work. The estimated cost for this area is $25,000.	6 months.	This will impact sales and marketing activities. Skillstorm would have to slow or stop sales and marketing.
Equipment Purchases	Additional equipment needs to be purchased to expand the Storage Area Network and add a post production edit suite. This equipment is needed in order to complete product development. The estimated cost for this area is $40,000.	1 month.	U19 post production activities can not commence. This will impact sales and marketing activities. Skillstorm would have to slow or stop sales and marketing until the equipment was in place.
Web Development	At the completion of each age group there is approximately 4 weeks of work in order to make the video files web ready. This work is usually contracted out. The estimated cost for this area is $5,000.	4 weeks for each age group for a total of 8 weeks.	Impacts sales and marketing activities.
Marketing	A significant amount of initial work has been undertaken in order to identify the marketing strategies. The next step is to hire a person to develop tactics and execution requirements for the Company's strategies. Cost identification, expected outcomes and implementation will be fully developed. This work will form part of the basis for the next round of financing. The estimated cost for this area is $80,000.	4 months	Any delay impacts brand recognition and therefore affects sales.

Sales	Skillstorm has completed 3 age groups and currently are available for sale. Although Skillstorm's product offering will not meet fully the needs of our prospects, we can begin with a 60% offering (3 age groups). Skillstorm will hire sales people to begin selling. Lead generation activities for sponsor sales and advertising sales will commence. The estimated cost for this area is $75,000.	COO to begin hiring process upon completion of financing	Lack of sales impacts the entire operation. Growth in the company including share value is impacted.
Operations	Converting from a product development company to sales and marketing company while converting from a private to public company requires work to put the various policies and procedures into place. The board and executives will be charged with these tasks. The estimated cost for this area is $275,000.	3 months	Without control over governance clearly in place, the effect will be poor investor confidence.
Finance Requirements	The company intends to raise additional capital through another issue. Part of this round of funding is to assist in the preparation of that filing. The estimated cost for this area is $300,000.	Commencing in 5 months	Delaying the next round will severely limit the growth potential of the company. It would be forced to rely on organic growth opening itself up to competition.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Please see 5(a) above.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?* (If losses, show in parenthesis.) ($569,381)

   Total $ ($ per share): ($0.02)

*Through September 30, 2006

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect

for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

$$\frac{\text{Offering Price Per Share}}{\text{Net After-Tax Earnings Last Year Per Share}} = \frac{(2.5)}{\text{(price/earnings multiple)}}$$

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$(127,123) ($(0.004) per share)

The following table illustrates the per share dilution:

	100% of proceeds raised	**75% of proceeds raised**	**50% of proceeds raised**	**25% of proceeds raised**
Public offering price:	$0.05	$0.05	$0.05	$0.05
Net tangible book value per Common Share before the Offering:	($127,123)	($127,123)	($127,123)	($127,123)
Increase attributable to new investors:	$900,000	$675,000	$450,000	$225,000
Pro forma net tangible book value after the Offering (including $100,000 of Offering expenses)	$672,877	$442,877	$222,877	($2,123)
Dilution in net tangible book value to Purchasers:	($0.036)	($0.04)	($0.044)	($0.05)

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following financial data has been derived from the financial statements of the Company as of September 30, 2006. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Inception through September 30, 2006

Revenue: $26,274
Net Income (loss): ($1,222,077)
Net (loss) per share: ($0.04)

Total Assets: $483,445
Total Liabilities: ($592,893)
Stockholders Equity ($114,448)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation:

The Company has been running a deficit throughout its operating history, and the offering price is not enough to offset the deficit.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

In November 2006, the Company issued a Note for services to Pegasus Advisory Group, Inc. ("Pegasus"). The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, Pegasus (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause Pegasus to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

On November 13, 2006, the Company's Board of Directors authorized the Company to issue 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock"). The Company's Board of Directors authorized the Company to issue the Preferred Stock to Colin Innes, the Company's Chairman, President and Chief Executive Officer. Consideration paid by Colin Innes for 1,000,000 shares of Series B Preferred Stock was $0.001 each.

On November 14, 2006, the Company issued a fifth Unit pursuant to the Private Placement Offering to Brent Ludwig for $25,000, under the same terms as the previous Unit sales. As of January 1, 2007, none of the Units had been converted into common stock of the Company and no warrants had been exercised. Subsequently, the Company also terminated the Private Placement Offering.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
If the maximum is sold: 36.33 %

If the minimum is sold: N/A %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
If the maximum is sold: $2,476,938 *

If the minimum is sold: N/A *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $None.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If 25% is subscribed	**If 50% is subscribed**	**If 75% is subscribed**	**If Maximum is subscribed**
Total Proceeds	$225,000	$450,000	$675,000	$900,000.00
Less: Offering Expenses				
Commissions & Finders Fees Legal & Accounting	$22,500	$45,000	$67,500	$100,000.00
Copying & Advertising	N/A	N/A	N/A	N/A
Other (Specify):	N/A	N/A	N/A	N/A
Consulting Services (Pegasus Advisory Services)	N/A	N/A	N/A	$100,000
Net Proceeds from Offering	$202,500	$405,000	$607,500	$700,000
Use of Net Proceeds:				
Marketing	$20,000	$60,000	$80,000	$80,000
Sales	$32,500	$95,000	$105,000	$105,000

Equipment	0	$10,000	$30,000	$40,000
Product Development	$25,000	$25,000	$25,000	$25,000
Web Development	$5,000	$5,000	$5,000	$5,000
Regulatory	$10,000	$20,000	$30,000	$40,000
Professional Services	$20,000	$40,000	$60,000	$100,000
Insurance	0	0	$30,000	$30,000
Office	0	$10,000	$30,000	$40,000
Payables*	$80,000	$120,000	$155,000	$155,000
Operations	$10,000	$20,000	$57,500	$80,000
	25%	50%	75%	100%

*$25,000 will be paid to Ted Williams for reimbursement for equipment expenses and company operating expenses. $25,000 will be paid for Colin Innes for reimbursement for Company expenses, including web hosting and equipment. Because there is no minimum to this Offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions, as well as the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may reallocate use portions of the proceeds for other purposes, in its sole discretion.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Please see the chart above in 9(a).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

In April of 2005, Mr. Innes received a promissory note secured by a General Security Agreement from the Company for $55,000 at a rate of Prime plus 3%. To date, Mr. Innes is still owned approximately $52,700. The purpose of this loan was to provide the company with working capital and equipment funding. This loan will only be discharged upon when the maximum proceeds have been collected.

In June of 2006, Mr. Williams provided a loan to the Company of $20,900 to purchase equipment. At the time of the loan the rate was 4% for 6 months. Now the interest rate is 12.9% in accordance with the terms of his credit card. To Date, Mr. Williams is owed $20,900. This loan will be discharged as soon as proceeds are collected.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

In addition to the equipment loan described in 10(b), Mr. Williams and Mr. Innes will be reimbursed $13,035 for office expenses based on collecting the minimum proceeds. When the maximum proceeds are collected, an additional amount totaling $77,818 will be paid to Mr. Williams and Mr. Innes for previous services rendered.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Assuming maximum proceeds from this offering are raised, the Company will still need to raise additional proceeds to satisfy its cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	09/30/2006 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 10.5%)	$164,439	$164,439	$100,000
Long-term debt (average interest rate 0%)	$ N/A	$ N/A	$ N/A
Total debt	$164,439	$164,439	$100,000
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
____________			
____________			
____________	$2	$2	$2
Common stock — par or stated value	$31,084	$35,584	$49,084
Additional paid in capital	$1,083,258	$1,303,758	$1,965,258
Retained earnings (deficit)	$(1,228,792)	$(1,229,792)	$(1,229,792)
Total stockholders equity (deficit)	$(114,448)	$110,552	$785,552
Total Capitalization	$49,991	$274,991	$885,552

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share

25,000,000	25,000	$.001

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 445,000 shares.

DESCRIPTION OF SECURITIES

PLEASE NOTE: In November 2006, the Company issued 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock") to the Company's Chief Executive Officer. The Preferred Stock has 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the par value of the Series B Preferred Stock.

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:______________________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[ ]	[x]	Other special rights or preferences (specify): ____________

Explain: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not Applicable.

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ________________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not Applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis): No assets are available for payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company and its directors and officers, Colin Innes, Greg Heuss and Ted Williams, will attempt to place the shares offered herein at a price of $0.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. An escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 18,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    Not Applicable.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Colin Innes Greg Heuss Ted Williams
Address:	3518 Fremont Avenue N. Suite 399 Seattle, WA 98103
Telephone No.:	(206) 420-1215

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

    Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

    All funds received will be held in escrow by the Company's counsel, The Otto Law Group, PLLC, under the following account:

    Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow
    601 Union Street, Suite 4500
    Seattle, WA 98101

    (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: There are no minimum proceeds.

    Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Colin Innes Age: 48

Office Street Address:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103

Telephone No.:

(206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

SKILLSTORM, Calgary, Alberta, March 2000 to Present
CEO & Co-founder

Skillstorm teaches players, coaches, parents and teachers how to play soccer. Skillstorm teamed up with FC Bayern Munich of Germany – recognized as having the top youth academy in the world. Skillstorm and FC Bayern Munich offer access to this age-specific academy to all kids and coaches online. Skillstorm's technology approach allows training content to be delivered to desktops, iPods, PDA's and cell phones making the user experience truly portable.

Mr. Innes co-founded the company, raised $1.9 million, secured endorsements, developed a new technology stack for online video delivery, developed a web application to deliver multiple language content to various users, and secured sales of over $6 million. From January 2005, Mr. Innes led Skillstorm through a restructuring program and organized it to go public in its major market of the U.S. in order to cause a liquidity event for shareholders and to raise capital for its next phase.

TBWA\ Calgary, Calgary, Alberta, January 2004 to February 2005
Business Development Manager– reporting to the Managing Director

TBWA Worldwide (www.tbwa.com), part of Omnicom Group Inc., is one of the world's top ten agency networks, with 235 offices in 75 countries and revenues over $6 billion. Mr. Innes joined this organization by bringing all of Impact Blues customers and most of the staff to

TBWA\Calgary through a special acquisition. This acquisition gave TBWA\Calgary top 5 agency status in the city. Mr. Innes' primary role was integrating previous Impact Blue customers into TBWA.

IMPACT BLUE INC., Calgary, Alberta, April 2001 to January 2004
Vice President, Business Development – reporting to the CEO

Impact Blue is an integrated communications company across competencies of software development, web development, e-Business, content management / portal technologies, direct response marketing, corporate communications, investor relations and advertising. I joined the executive in a newly created position to spearhead sales and marketing strategy development and execution. Sales in the first 8 months more than doubled to 300k monthly. From that point, sales tripled in fiscal 2002. Marketing strategy was executed with a new brand implementation and it included a new website, new corporate collateral (traditional and interactive), magazine advertising, email advertising and awards recognition development. Aside from organic growth, I was responsible for acquisition targeting which resulted in bringing new competencies and business to the company.

Results were significant. New clients include GE, Transcanada, Enerflex, ENMAX, Big Rock, Leons Furniture, Rogers AT&T, GMAC, Encana to name a few. The results also produced recognition by Alberta Venture magazine as one of the top 30 fastest growing companies in the province. Deloitte & Touché also recognized Impact Blue with two prestigious awards, the Fast 50 and the Fast 500, for the past two consecutive years. The Fast 50 and Fast 500 recognize the past year's fastest growing technology companies in both Canada and USA.

INTERSPORTS ACCELERATION CORP., Calgary, Alberta, 1998 to 2001
President – reporting to the board

Intersports is a software developer that has spun off a publicly traded company and was deploying a business to business solution that combines ASP technology, streaming media and content syndication.

Led the team through the complex process of winding up a limited partnership involving the CDNX and a publicly traded company.

Developed a pre-IPO business plan to attract private placement venture capital to assist with corporate growth strategies.

Education (degrees, schools, and dates):

University Transfer Program, 1981
Okanagan College University

Continued Professional Development

- NCCP Certified Level 3 Coach in Soccer
- Modern Safety Management, Det Norske Veritas
- Certified Netware Administrator, Novell
- Network Essentials, MCSE Program
- Canadian Securities Course, Canadian Securities Institute
- Several accredited courses related to banking and finance, Institute of Canadian

Bankers

- 3 years of Certified Management Accountant Program
- 3 month Franchisor Training Program, Alphagraphics, Tucson Arizona
- The New Psychology of Selling, Brian Tracy
- Professional Selling, Dale Carnegie
- Needs Analysis Sales Training, Rank Xerox
- Investment in Excellence, Lou Tice – The Pacific Institute

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: Chief Operating Officer

Name: Greg Heuss Age: 38

Office Street Address: Telephone No.:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103 (206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

MarketRange Inc. (Perfectmatch.com), April 2003 – November 2006
Vice President

Mr. Heuss helped build the company from zero revenue and eight employees to $35M+ and 30 employees in less than three years. Assisted in the successful raising of first and second round funding equaling $9M+. Built and drove all marketing/business development arms of business as well as directed the management of public relations and advertising agencies. Instrumental in the operations and financial projections and modeling as well as overseeing BOD meetings and functions. Managed the acquisition process of out of state property which provide the original database of our company. Instrumental in bringing member acquisition cost down 200 percent in less than six months. Grew membership base from 250,000 to over 3M in less than two years. Worked directly for and reported to the President/CEO.

Highlights and duties:

- Directed annual advertising budget of $15M
- Managed creative placement and buys of all on-line advertising
- Led and assisted in Business Development program
- Managed affiliates and email marketing programs
- Directed all special events and promotional programs
- Assisted in short and long form television commercial production
- Participated in gaining product placement integration of feature film (Must Love Dogs), Dr. Phil Valentines Day show, Regis & Kelly Show, etc.
- Led the creation of all corporate financial plans/models/forecasts
- Co-managed funding, presentation and investor meetings
- Led Board of Director meetings and dealings

- Directed advertising and PR agencies and staff
- Acted as company media spokesperson for radio and television interviews

Kiss.com/uDate.com - 2000 - 2003
Vice President - Global Marketing

Brought on to "ramp and flip" the fledgling internet site Kiss.com. Grew the membership base to over 7M from 500K and revenue from less than $500K to over $35M annually. Directed all marketing, events, public relations and member services activities. Assisted in the selling of company to UK based uDate.com thus taking on role of VP of Marketing over both companies. After successfully managing both sites and placing over $1.5M per month in advertising, merged the two site's platforms and sold the company to IAC (Match.com) for $150M. Reported directly to the CEO.

Highlights and duties:

- Managed all on and offline media buys for two distinct properties
- Coordinated business development opportunities
- Directed corporate sponsorships and promotions
- Managed affiliates department and email campaigns
- Worked directly with team on all front of site optimizations and modifications
- Directed members service and production departments
- Oversaw the operations of public relations and creative agencies
- Directed special event department and its 25+ events per year
- Directed internal and external corporate relations
- Acted as company media spokesperson

Amazon.com - 1998– 2000
Director - Event Marketing

Hired to plan, create and manage a special events team. Directed national team of 13 full time employees as well 60-70 part-time team members and participated in over 35 major events/tradeshows annually. Designed and oversaw Amazon's first international tradeshow/event program including multi million dollar interactive exhibit, vehicle fleet, operations, coordination and budgeting. The team was directly responsible for driving over 1M users to the Amazon site(s). Responsible for a $8M annual budget. Worked across all Amazon business lines including, Books, Music, DVD/Video, Home & Garden, etc. Reported directly to the CEO.

Highlights and duties:

- Planned, recruited and built department
- Budgeted, forecasted and maintained individual P&L
- Managed and directed grass-root guerilla marketing team
- Directed all tradeshow and special event product and store launches
- Managed outside special event and advertising agencies
- Created first of its kind "non-traditional" marketing medium for Amazon.com
- Directed a $8M annual budget
- Worked directly with Amazon stores to promote products

Education (degrees, schools, and dates):

B.S. Business Administration, Washington State University, 1991

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief Financial Officer

Name: Ted Williams Age: 48

Office Street Address:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103

Telephone No.:
(206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Skillstorm Online Learning Inc., 2005 to present
Chief Financial Officer
Skillstorm is a Washington State based company with Calgary operations which provides on line soccer training utilizing a license from the Bayern Munich youth academy program. The company is currently working toward an OTC listing in the United States.

- Responsible for all financial and administrative activities of development stage company
- Responsible for all regulatory activities in transforming private Canadian company to US based company suitable for public investment

Open Energy Corporation, 2005 to 2006
Founding director
Open Energy is a renewable energy company listed on the Over the Counter Bulletin Board (OTCBB:OEGY) located in San Diego

- Assisted process of refocusing company from a traditional energy outlook to a renewable energy company

BOTB Corporation, April 2004- October 2005
Consulting Chief Financial Officer

BOTB is a privately held holding company with investments in a number of public and private technology companies

- Responsible for all facets of financial performance for investment companies including accounting, financial reporting, management, audit preparation, tax and special projects.
- Dealt with review and orderly wind up of hardware reseller and systems integration company
- Provided advice on start up and development phases of new company created to move money in real time for the financial services industry. Active in setting up forecasts, financial controls and ensuring statutory reporting and governance issues were met. Active in marketing phase of emerging company

- Ensured company financial reporting for US securities purposes was compliant with Sarbanes-Oxley section 404 requirements

Rare Method Group of Companies, 2003 - 2004
Consulting Chief Financial Officer (term position)

- Provided financial advice on various matters including tax, accounting and systems implementation for a public corporation

Impact Blue Incorporated, 1998 - 2003
Chief Financial Officer

Impact Blue was an integrated communications company with expertise in software, e-Business, web development, investor relations and corporate communications.

- Joined Impact Blue in start up phase as first senior hire with responsibility for all accounting, financial reporting, administration and human resource activities. Company revenues grew from $417 thousand in 1998 to over $6 million in 2002. Assets grew from $318 thousand in 1998 to over $3 Million in 2003.
- New customers included Enerflex, ENMAX, Transcanada, General Electric, and Talisman Energy.
- Recognized by Alberta Venture Magazine in 2001 as one of the top thirty fastest growing companies in Alberta.
- Placed fifteenth by Deloitte and Touche in their Canadian FAST 50 Technology Companies award program for 2001. Also won award for 2002, placing 27th. Placed 170th in their North American FAST 500 award program for 2001.
- Prepared business plans and forecasts and executed effective cash management strategies.
- Assisted in raising private capital of over five million dollars and negotiated credit lines and loan requirements with banks.
- Responsible for financial review and integration of five corporate acquisitions.
- Prepared Corporate, Goods and Services and SRED tax returns.
- Actively participated in all aspects of human resources activities including hiring, development, evaluations, reprisals and rewards. Provided positive leadership and motivation to all staff levels.
- Instrumental in landing significant new customers.

Education (degrees, schools, and dates):

Bachelor of Business Administration and Commerce, University of Alberta, Canada, 1980

Chartered Accountant designation, 1983

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel: None.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): Colin Innes and Greg Heuss are the only Directors of the Company.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Not Applicable.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not Applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

The Company has not engaged any consultants or independent contractors, nor does it intend to do so in the near future.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Directors and officers insurance will be purchased when the maximum proceeds are collected.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Colin Innes	Common		6,542,670	21.00%	6,542,670	13.33%
	Preferred		1,000,0000	100.00%	1,000,000	100.00%

Office Street Address:
3518 Fremont Ave. North
Suite 399
Seattle, WA 98103

Telephone No.:(206) 420-1215
Principal occupation: Chairman, President and Chief Executive Officer, Skillstorm Online Learning, Inc.

	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Thomas Niendorf	Common		6,542,660	21.00%	6,542,670	13.33%

Office Street Address:
60 Chapalina Rise S.E

Calgary, Alberta, Canada
T2X 3X5

Telephone No.: (403) 244-1813
Principal occupation: Independent Consultant

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 6,552,670 shares (21.07 % of total outstanding)

After offering: a) Assuming minimum securities sold: 6,552,670 shares (13.22 % of total outstanding)

b) Assuming maximum securities sold: 6,552,670 shares (13.22 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 30,900	$ N/A

Chief Operating Officer	N/A	N/A
Chief Accounting Officer	$ 27,750	N/A
Key Personnel: N/A	N/A	N/A
Others:	N/A	N/A
Total:	$58,650	$ N/A
Directors as a group (number of persons 1)	$58,650	$ N/A

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Colin Innes is owed approximately $52,700 in back salary and loans made to the Company during fiscal year 2006.

Ted Williams is owed approximately $56,800 in back salary and loans made to the Company during fiscal year 2006.

(c) If any employment agreements exist or are contemplated, describe:

The Company intends to enter into employment agreement with Colin Innes, Greg Heuss and Ted Williams in the next six months

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 445,000* shares (0.89 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The 5 Units that were issued consisted of 1 Convertible Debenture with a 12% coupon (the "Debenture") and 1 Warrant to purchase 25,000 shares of the Company's common stock (the "Common Stock") at a price of $.001 per share (the "Warrant"). All outstanding principal and accrued and unpaid interest is due one year from the date upon which the Debenture is executed (the "Maturity Date"). At any time prior to or at the Maturity Date, at the option of the Holder, all principal and accrued interest due on the Debenture (the "Convertible Amount") may be converted into that number of fully paid and nonassessable shares of Common Stock of the Company (the "Conversion Shares") equivalent to the balance due and owning under the Debenture. The price per share of the Conversion Shares shall be equal to the higher of $0.10 or the average price at the close of the previous 10 trading days, less a 25% discount.

*Assumes that each Unit holder will exercise the right to acquire 25,000 shares of Common Stock.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company has never been, nor does it believe it will be, a party to any past, pending or threatened litigation or administrative action.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor: ______________________________
Address: ______________________________________
Telephone No. (___)___-_________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the nine months ended September, 2006
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.
CONSOLIDATED BALANCE SHEETS
For the period ended September 30, 2006

BALANCE SHEETS
(unaudited)

	September 30, 2006	December 31, 2005
	$	$
ASSETS		
Current Assets		
Cash	144	43,044
Sales tax recoverable	597	7,627
Prepaid	1,376	1,319
	2,117	51,990
Fixed Assets		
Equipment	481,328	606,806
Total Assets	**483,445**	**658,796**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	433,454	143,465
Convertible Debenture (note 2)	100,000	0
Due to Shareholders (note 3)	64,439	53,683
Total Liabilities	**597,893**	197,148
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock		
10,000,000 shares authorized at $0.001par value		
10,000 shares issued and outstanding	2	2
Common Stock		
100,000,000 shares authorized at $0.001 par value		
31,083,760 shares issued and outstanding (10,295,000 December 31, 2004) (10,285,000 December 31, 2003)	31,084	31,084
Additional paid in capital	1,083,258	1,083,258
Comprehensive debit / credit	(6,715)	0
Deficit	(1,222,077)	(652,696)
Total Stockholders' Equity	**(114,448)**	461,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**483,445**	**658,796**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
For the period ended September 30, 2006
(unaudited)

	3 Months Ended September 30, 2006 $	3 Months Ended September 30, 2005 $	9 Months Ended September 30, 2006 $	9 Months Ended September 30, 2005 $	September 30, 1999 to September 30, 2006 $
Sales	6,544	11,430	11,765	3,079	26,274
EXPENSES					
Advertising	995	13,562	9,294	9,627	32,483
Consulting fees	71,621	20,500	226,810	122,609	369,919
Professional fees	25,712	0	90,113	66,280	176,736
Rent	13,518	4,811	29,696	14,869	49,376
Internet hosting	1,823	3,578	4,193	10,211	17,982
Telephone	1,366	1,199	5,085	3,742	10,026
Travel and entertainment	6,556	318	9,758	11,496	21,572
Office	(205)	2,368	11,799	16,583	33,758
Interest	1,771	190	4,581	(190)	4,581
Wages and benefits	(39)	0	12,019	0	12,019
Financing fee	(7,233)	0	2,767	0	2,767
Directors fees	0	0	0	1,000	1,000
Amortization	57,484	53,785	175,031	167,711	497,702
	173,369	100,311	581,146	423,938	1,229,921
Other expense	0	0	0	0	18,430
Total expenses	173,369	100,311	581,146	423,938	1,248,351
NET LOSS	(166,825)	(88,881)	(569,381)	(420,859)	(1,222,077)
NET LOSS PER COMMON SHARE					
Basic	(0.01)	(0.00)	(0.02)	(0.01)	
AVERAGE OUTSTANDING SHARES					
Basic and fully diluted	31,083,760	31,083,760	31,083,760	31,083,760	

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended September 30, 2006
(unaudited)

	9 months ended September 30, 2006 $	9 months ended September 30, 2005 $	September 30, 1999 to September 30, 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	(569,381)	(97,694)	(1,222,077)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Non cash expense			
Amortization	175,031	53,989	497,702
Operating assets and liabilities received for common shares on acquisition of subsidiary company	0	0	219,956
Issuance of common stock for expenses and mining property options	0	0	19,830
Changes in operating assets and liabilities	296,962	12,291	418,782
Net Cash Provided (Used) in Operations	(97,388)	(31,414)	(65,807)
CASH FLOWS FROM INVESTING ACTIVITIES			
Equipment acquired	(49,553)	0	(91,773)
CASH FLOWS FROM FINANCING ACTIVITIES			
Convertible debenture	100,000	0	100,000
Loan from Shareholders	10,756	25,566	64,439
Net Cash from Financing	110,756	25,566	164,439
Foreign Exchange effect on cash	(6,715)	0	(6,715)
NET INCREASE (DECREASE) IN CASH	(42,900)	(5,848)	144
CASH AT BEGINNING OF YEAR	43,044	18,661	0
CASH AT END OF YEAR	144	12,814	144

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
From the date of inception September 30, 1999 to September 30, 2006
(unaudited)

	Common Stock		Additional Paid-in Capital	Comprehensive DR / CR's	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount				
		$	$	$	$	$
Issuance of common stock for incorporation expense October 1, 1999	10,100	10	91	0	0	101
Common stock issued for option to acquire mining property October 15, 1999	477,900	478	4,301	0	0	4,779
Common stock issued for services December 30, 1999	2,000	2	198	0	0	200
Net (loss) December 31, 1997	0	0	0	0	(5,080)	(5,080)
Balance at December 31, 1999	**490,000**	**490**	**4,590**	**0**	**(5,080)**	**0**
Common stock issued for option to acquire mining property	2,995,000	2,995	0	0	0	2,995
Issuance of common shares for option to acquire mining property	10,755,000	10,755	0	0	0	10,755
Net (loss) December 31, 2000	0	0	0	0	(13,750)	(13,750)
Balance December 31, 2000	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Net (loss) December 31, 2001, 2002, 2003	0	0	0	0	0	0
Balance December 31, 2003	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Issuance of common shares to merge with Skillstorm December 31, 2005	16,833,760	16,834	949,101	0	0	965,935
Net (loss) December 31; 2004	0	0	0	0	(124,526)	(124,526)
Balance December 31, 2004	**31,073,760**	**31,074**	**953,691**	**0**	**(143,356)**	**841,409**
Common stock issued for directors services August 30, 2005	10,000	10	990	0	0	1,000
Additional paid in capital acquired on merger with Skillstorm	0	0	128,577	0	0	128,577
Preferred shares issued	0	0	0	0	0	2
Net (loss) December 31, 2005	0	0	0	0	(509,340)	(509,340)
Balance December 31, 2005	**31,083,760**	**31,084**	**1,083,258**	**0**	**(652,696)**	**461,648**
Net (loss) September 30, 2006	0	0	0	(6,715)	(569,381)	(576,096)
Balance September 30, 2006	**31,083,760**	**31,084**	**1,083,258**	**(6,715)**	**(1,222,077)**	**(114,448)**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2006
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At September 30, 2006 the Company has 31,083,760 shares of common stock issued and outstanding and 2 shares of preferred stock issued and outstanding. The terms of the shares of preferred stock are to be determined by the board of directors as the preferred shares are issued.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

These unaudited consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States for interim financial information, are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's consolidated financial statements for the year ended December 31, 2005.

In the opinion of the Company's management, this consolidated interim financial information reflects all adjustments necessary to present fairly the Company's consolidated financial position at September 30, 2006 and the consolidated results of operations and the consolidated cash flows for the three and nine months then ended.

Acquisition of Skillstorm Assets

Effective December 20, 2005, pursuant to an acquisition agreement, the Company acquired 100% of the issued capital stock of Skillstorm Online Learning, Inc., an Alberta corporation (the 'Alberta corporation'). As consideration, the Company issued 16,833,760 shares of common stock to acquire the Alberta corporation. As a result, the former shareholders of the Alberta corporation acquired 54% of the voting shares of the Company.
This transaction is, therefore, treated as a reverse takeover and, for accounting purposes, the Alberta corporation is deemed to have acquired the Company. Accounting for the business combination as a reverse takeover results in the following:

i) The financial statements of the combined entities are issued under the legal parent, Skillstorm Online Learning, Inc. (formerly Cherry Creek Gold Corporation) but are considered a continuation of the financial statements of the Alberta corporation.
ii) Accordingly for accounting purposes, the acquired assets, liabilities and business of the Alberta corporation are included in the financial statements at their historical carrying value.
iii) The accounting for the business combination on this basis is summarized in Note 5.
iv) All inter company transactions have been eliminated on consolidation.

2. CONVERTIBLE DEBENTURE

The debenture is in units of $25,000, bears interest at 12% per annum. Each unit includes one warrant to purchase 25,000 shares at $0.001 per share. At September 30, 2006 there were four units outstanding totaling $100,000.

3. DUE TO SHAREHOLDERS

$52,640 of the $64,439 owing to shareholders at September 30, 2006 is secured by assets of the Company and is repayable with interest at current bank rates. The balance of $11,799 is unsecured with no terms of repayment.

4. COMMON STOCK

The Company did not issue common stock during the nine months ended September 30, 2006

5. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to commence meaningful operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31 2005 $	December 31 2004 $	December 31 2003 $
ASSETS			
Current Assets			
Cash	43,044	86,703	0
Sales tax recoverable	7,627	1,439	0
Prepaid	1,319	0	0
	51,990	88,142	0
Fixed Assets			
Equipment (note 3)	606,806	786,082	0
Total Assets	**658,796**	**874,224**	**0**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	143,465	21,645	0
Due to Shareholders (note 4)	53,683	11,168	0
Total Liabilities	197,148	32,813	0
STOCKHOLDERS' EQUITY (DEFICIENCY)			
Preferred stock 10,000,000 shares authorized at $0.001par value 10,000 shares issued and outstanding	2	2	0
Common Stock (note 5) 100,000,000 shares authorized at $0.001 par value 31,083,760 shares issued and outstanding (10,295,000 December 31, 2004) (10,285,000 December 31, 2003)	31,084	31,074	14,240
Additional paid in capital	1,083,258	953,691	4,590
Deficit	(652,696)	(143,356)	(18,830)
Total Stockholders' Equity	461,648	841,411	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**658,796**	**874,224**	**0**

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
For the years ended December 31, 2005, 2004 and 2003 and for the period September 30, 1999 (date of inception) to December 31, 2005

(unaudited)

	Year ended December 31, 2005 **$**	Year ended December 31, 2004 **$**	Year ended December 31, 2003 **$**	September 30,1999 to December 31, 2005 **$**
Sales	14,509	0	0	14,509
EXPENSES				
Advertising	23,189	0	0	23,189
Consulting fees	143,109	0	0	143,109
Professional fees	66,280	20,343	0	86,623
Rent	19,680	0	0	19,680
Internet hosting	13,789	0	0	13,789
Telephone	4,941	0	0	4,941
Travel and entertainment	11,814	0	0	11,814
Office	18,951	3,008	0	21,959
Directors fees	1,000	0	0	1,000
Amortization	221,496	101,175	0	322,671
	523,849	124,526	0	648,375
Other expense	0	0	0	18,830
Total expenses	523,849	124,526	0	667,205
NET LOSS	(509,340)	(124,526)	0	(652,696)
NET LOSS PER COMMON SHARE				
Basic	(0.02)	(0.00)	(0.00)	
AVERAGE OUTSTANDING SHARES				
Basic and fully diluted	31,083,760	31,073,760	14,240,000	

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2005, 2004 and 2003 and for the period September 30, 1999 (date of inception) to December 31, 2005
(unaudited)

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	September 30, 1999 to December 31, 2005
	$	**$**	**$**	**$**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	(509,340)	(124,526)	0	(652,696)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Non cash expense				
Amortization	221,496	101,175	0	322,671
Operating assets and liabilities received for common shares on acquisition of subsidiary company	128,577	75,802		204,379
Issuance of common stock for expenses and mining property options	1,000	0	0	19,830
Changes in operating assets and liabilities	114,313	23,084	0	137,397
Net Cash Provided (Used) in Operations	(43,954)	75,535	0	31,581
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(42,220)	0	0	(42,220)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to shareholders	42,515	11,168	0	53,683
NET INCREASE (DECREASE) IN CASH	(43,659)	86,703	0	43,044
CASH AT BEGINNING OF YEAR	86,703	0	0	0
CASH AT END OF YEAR	43,044	86,703	0	43,044

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
From the date of inception September 30, 1999 to December 31, 2005
(unaudited)

	Common Stock Shares	Common Stock Amount $	Additional Paid-in Capital $	Accumulated Deficit $	Total Stockholders' Equity/(Deficit) $
Issuance of common stock for incorporation expense October 1, 1999	10,100	10	91	0	101
Common stock issued for option to acquire mining property October 15, 1999	477,900	478	4,301	0	4,779
Common stock issued for services December 30, 1999	2,000	2	198	0	200
Net (loss) December 31, 1997	0	0	0	(5,080)	(5,080)
Balance at December 31, 1999	**490,000**	**490**	**4,590**	**(5,080)**	**0**
Common stock issued for option to acquire mining property	2,995,000	2,995	0	0	2,995
Issuance of common shares for option to acquire mining property	10,755,000	10,755	0	0	10,755
Net (loss) December 31, 2000	0	0	0	(13,750)	(13,750)
Balance December 31, 2000	**14,240,000**	**14,240**	**4,590**	**(18,830)**	**0**
Net (loss) December 31, 2001, 2002, 2003	0	0	0	0	0
Balance December 31, 2003	**14,240,000**	**14,240**	**4,590**	**(18,830)**	**0**
Issuance of common shares to merge with Skillstorm	16,833,760	16,834	949,101	0	965,935
Net (loss) December 31, 2004	0	0	0	(124,526)	(124,526)
Balance December 31, 2004	**31,073,760**	**31,074**	**953,691**	**(143,356)**	**841,409**
Common stock issued for directors services August 30, 2005	10,000	10	990	0	1,000
Additional paid in capital acquired on merger with Skillstorm	0	0	128,577	0	128,577
Preferred shares issued	0	0	0	0	2
Net (loss) December 31, 2005	0	0	0	(509,340)	(509,340)
Balance December 31, 2005	**31,083,760**	**31,084**	**1,083,258**	**(652,696)**	**461,648**

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On December 20, 2005 the Company issued 16,833,760 shares of common stock to acquire the Skillstorm technology, assets and business concepts and on January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At December 31, 2005 the Company has 31,083,760 shares of common stock issued and outstanding and 10,000 shares of preferred stock issued and outstanding.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and management is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Equipment
Equipment is recorded at cost and is being amortized over the estimated useful lives of the equipment, or term of lease, whichever is shorter, using the following rates:

Computer equipment	30% Declining balance
Computer software	100% Straight line
Furniture and equipment	20% Declining balance
Video content	30% Declining balance
Website	30% Straight-line

Website development costs
The Company capitalized its original website development costs and amortizes the resulting asset at 30% of the original cost per year. Costs of subsequent website upgrades are expensed as incurred.

Long-lived Assets
SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.
As such, these long-lived assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to SFAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (without interest charges and undiscounted). If impairment is deemed to exist, the assets will be written down to fair value less cost to sell.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation which permitted the measurement of compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004 FASB issued a revision of FASB Statement No. 123. This

Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. The Company will follow the Fair Value Method in accounting for stock issued to employees and to non-employees.

Basic and diluted Net Income (Loss) Per Share
Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
At December 31, 2005 the Company had combined net losses from operations available for carry forward of $610,000. The income tax benefit of approximately $152,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is indeterminable since the Company has limited operations. Losses for tax purposes begin to expire in 2011.

Financial Instruments
The carrying amounts of financial instruments, consisting of cash, accounts payable and accrued liabilities, are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
The Company, since inception, implemented Statement of Financial Accounting Standards No. 130. The adoption of the standard had no impact on the total stockholder's equity.

Non Cash Issuance of Stock
- On October 1, 1999 the Company issued 10,100 shares of common stock nominally valued at $101 were issued for services provided by an officer and director of the Company.
- On October 15, 1999 the Company issued 477,900 shares of common stock nominally valued at $4,779 for consulting services related to certain options to acquire mineral properties.
- On February 18 and May 5, 2000 the Company issued 2,995,000 and 10,755,000 shares of common stock nominally valued at $13,750 for options to acquire mineral properties.
- On August 31, 2005 the Company issued 10,000 shares of common stock nominally valued at $1,000 were issued for services provided by an officer and director of the Company.
- On December 20, 2005 the Company issued 16,833,760 shares of common stock valued at $965,935 for ownership of Skillstorm Online Learning, Inc., an Alberta corporation.

Revenue Recognition
The Company's sales are cash only and sales are recorded as incurred. Sales transactions are conducted over the internet and deposits are made directly to the Company through WorldPay and PayPal.
Recent Accounting Pronouncements
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. EQUIPMENT

2005	Cost	Accumulated Amortization	Net
Computer equipment	$113,972	$55,109	$58,863
Computer software	5,562	5,562	0
Furniture and equipment	8,784	1,550	7,234
Video content	774,000	252,769	521,231

Website	27,159	7,681	19,478
	$929,477	$322,671	$606,806

2004	Cost	Accumulated Amortization	Net
Computer equipment	$77,314	$19,024	$58,290
Computer software	0	0	0
Furniture and equipment	8,784	486	8,298
Video content	774,000	79,257	694,743
Website	27,159	2,408	24,751
	$887,257	$101,175	$786,082

4. DUE TO SHAREHOLDERS

$41,884 of the $53,683 owing to shareholders at December 31, 2005 is secured by assets of the Company and is repayable with interest at current bank rates. The balance of $11,799 is unsecured with no terms of repayment. The loan of $11,168 owing to shareholders at December 31, 2004 is unsecured with no terms of repayment.

5. COMMON STOCK

In 1999 the Company issued 10,100 shares of common stock for organizational expenses of the Company, issued 477,900 shares of common stock for services all valued at $0.01 per share and issued 2,000 shares for office services valued at $0.10 per share. A further 13,750,000 shares of common stock were issued during 2000 at $0.001 per share for options to acquire mineral properties. The options subsequently expired unexercised.
In 2005 the Company issued 10,000 shares of common stock valued at $0.10 per share for director services.

Effective December 31, 2005 the Company issued 16,833,760 shares of common stock to acquire technology, assets and business concepts valued at $461,648 and allocated as follows:

Cash, receivables and prepaids	$51,990
Website content and technology	540,709
Computer equipment	58,863
Office furniture and equipment	7,234
	658,796
Liabilities	197,148
Net value of assets acquired	**$461,648**
Less net loss Dec 31, 2004	124,526
Less net loss Dec 31, 2005	509,340
Additional paid in capital prior to acquisition	(128,577)
Addition to share capital	1,002
Value of 16,833,760 shares issued	**$965,935**

6. ACQUISITION OF SKILLSTORM ASSETS

Effective December 20, 2005, pursuant to an acquisition agreement, the Company acquired 100% of the issued capital stock of Skillstorm Online Learning, Inc., an Alberta corporation (the 'Alberta corporation'). As consideration, the Company issued 16,833,760 shares of common stock to acquire the Alberta corporation. As a result, the former shareholders of the Alberta corporation acquired 54% of the voting shares of the Company.

This transaction is, therefore, treated as a reverse takeover and, for accounting purposes, the Alberta corporation is deemed to have acquired the Company. Accounting for the business combination as a reverse takeover results in the following:

i) The financial statements of the combined entities are issued under the legal parent, Skillstorm Online Learning, Inc. (formerly Cherry Creek Gold Corporation) but are considered a continuation of the financial statements of the Alberta corporation.

ii) Accordingly for accounting purposes, the acquired assets, liabilities and business of the Alberta corporation are included in the financial statements at their historical carrying value.
iii) The accounting for the business combination on this basis is summarized in Note 5.
iv) All inter company transactions have been eliminated on consolidation.

7. PREFERRED SHARES

The preferred shares are convertible on a one for one basis to Common Stock. They do not have any voting rights or dividends.

8. ENDORSEMENT AND ROYALTY AGREEMENTS

The Company is party to several agreements relating to the rights to the use of FC Bayern Munich AG's youth soccer academy training exercises. The initial agreement, dated April 27, 1998, was executed by a predecessor company and updated by Skillstorm on November 25, 2005. This Right to Use and Royalty Agreement has no end date and has a Royalty amount associated with it. The Royalty is calculated as 50% of net incomes after defined Cost of Sales amounts, including amortization, are deducted.
The Company also has a signed endorsement from the president of FC Bayern Munich AG, Franz Beckenbauer.

9. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to commence meaningful operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The Company's losses are the result of the Company being in a pre-commercialization phase. Funds from the financing activity will allow for completion of all age group products and for marketing and sales activities.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    As the Company receives funding it will move from the pre-commercialization phase to a fully operating phase. The underlying economics continue to be strong for online learning products for mass participation activity worldwide.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately 40.0 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

    The gross margin in the medium term is expected to be stable.

50. Foreign sales as a percent of total sales for last fiscal year: 50%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

    All retail sales are over the internet and accessible worldwide.

PART III – EXHBIITS

EXHIBIT INDEX

Exhibit No.	Description	Location
2	Amended and Restated Articles of Incorporation of Cherry Creek Gold Corporation	E-3
2	Amended and Restated Bylaws of Skillstorm Online Learning, Inc.	E-6
3(a)	Certificate of Designation of Series B Preferred Stock of Skillstorm Online Learning, Inc.	E-21
4	Subscription Agreement	E-23
6(a)	Right to Use and Royalty Agreement between FC Bayern Muchen AG and Skillstorm Online Learning, Inc.	E-30
6(b)	Confirmation of CMSA Order	E-35
11	Opinion re Legality of The Otto Law Group, PLLC	E-36

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CHERRY CREEK GOLD CORPORATION

ARTICLE I
NAME

The name of this corporation is:

SKILLSTORM ONLINE LEARNING, INC.

ARTICLE II
STOCK

The corporation shall have authority to issue in the aggregate 125,000,000 shares of stock. Such shares shall be divided into two classes as follows:

(a) One hundred million (100,000,000) shares of common stock, par value $0.001 per share.

(b) Twenty-five million (25,000,000) shares of preferred stock, par value $0.001 per share. The shares of said preferred class may be divided into and issued in series, and authority is hereby vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide or issue any part or all of such preferred class into any number of series and to fix, determine, or amend the relative rights and preferences for the shares of any series so established that is wholly un-issued.

Within any limits stated in these articles or in the resolution of the Board of Directors establishing a series, the Board of Directors may, after the issue of shares of a series, amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number or shares of that series, and the number of shares constituting the decrease shall resume the status which they had before the adoption of the resolution establishing the series.

ARTICLE III
CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

ARTICLE IV
PREEMPTIVE RIGHTS

No shareholder of this corporation shall have, as such holder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof, except to the extent provided by written agreement with this corporation.

ARTICLE V
DIRECTORS

(a) The Board of Directors is expressly authorized to make, alter, and repeal the Bylaws of the corporation, subject to the power of the shareholders of the corporation to change or repeal such Bylaws.

(b) To the fullest extent permitted by the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE VI
BYLAWS

The Authority to make bylaws for the corporation is hereby expressly vested in the Board of Directors of this corporation, subject to the power of the majority of the shareholders to change or repeal such bylaws. Any such change in the bylaws must be in agreement by the majority (fifty percent or more) of the shareholders. The Board of Directors shall not make or alter any bylaws fixing their qualifications, classifications, terms of office or extraordinary powers without first securing the approval of the majority (fifty percent or more) of the shareholders. Such Majority approval may be obtained by the Board of Directors without the necessity of a Special or Extraordinary General Meeting of the corporation's shareholders. Such Majority shareholder approval may be obtained by consent of a majority (fifty percent or more) of the shareholders or a polling of the shareholders by telephone or telefax.

ARTICLE VII
SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, the following actions must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group:

(a) Amendment of the Articles of Incorporation;
(b) A plan of merger or share exchange;
(c) The sale, lease, exchange or other disposition of all or substantially all of the corporation's assets, other than in the usual and regular course of business; or
(d) Dissolution of the corporation.

Executed this 6th day of January 2006

Christopher Turner
Director

01/06/2006 FRI 13:53 [TX/RX NO 8505] 008

Amended and Restated

Bylaws

of

Skillstorm Online Learning, Inc.

ARTICLE I

OFFICES

1.1 __Registered Office and Registered Agent__: The registered office of the corporation shall be in the State of Washington and located at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as required by law. The registered agent in the State of Washington shall have a business office identical with such registered office.

1.2 __Other Offices__: The corporation may have other offices, either within or outside the State of Washington, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require, provided, however, that the corporation's books and records shall be maintained at such place within the continental United States as the Board of Directors shall from time to time designate.

ARTICLE II

STOCKHOLDERS

2.1 __Place of Stockholders' Meetings:__ All meetings of the stockholders of the corporation shall be held at such place or places, within or outside the State of Washington as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

2.2 __Annual Meetings of Stockholders:__ An annual meeting of stockholders shall be held each year within five months after the close of the fiscal year of the Corporation.

2.3 __Purpose of Annual Meetings:__ At each annual meeting, the stockholders shall elect the members of the Board of Directors (every two years, or as otherwise appropriate) for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4 __Special Meetings of Stockholders__: Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the Chairman, or his designee, two directors of the Board, and special meetings of the stockholders or any class or series thereof entitled to vote may be called by that percentage of holders the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting in accordance with the Articles of Incorporation, as amended, and RCW 23B.07.020. The Board of Directors may designate any location as the place of any special meetings called.

2.5 Notice of Meetings of Stockholders: Except as otherwise expressly required or permitted by law, not less than ten days (10) nor more than sixty days (60) before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally by mail; private carrier; personal delivery; telegraph; teletype; or telephone, wire or wireless equipment which transmits a facsimile of the notice; stating the place, date and hour of the meeting, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder and the address as it appears on the records of the corporation. Any notice to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is to be given.

2.6 Quorum of Stockholders:

(a) Unless otherwise provided by the Articles of Incorporation or Bylaws, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes shall constitute a quorum. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of voting stockholders, present in person or by proxy, may adjourn the meeting from time to time without notice other than an announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given except as provided in paragraph 2.6 (d) below and except where expressly required by law.

(c) At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Chairman and Secretary of Meeting: The Chairman or his designee shall preside at meetings of the stockholders. The Secretary shall act as secretary of the meeting or if he is not present, then the presiding officer may appoint a person to act as secretary of the meeting.

2.8 Voting by Stockholders: Except as may be otherwise provided by the Articles of Incorporation or these Bylaws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting. Except as otherwise provided by these

Bylaws, all elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9 **Proxies:** Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. A proxy shall be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, and must be dated and witnessed. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

2.10 **Inspectors:** The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least two inspectors. The presiding officer may appoint such inspectors before or at the meeting; or if one or both inspectors so appointed shall refuse to serve or shall not be present, the officer presiding at the meeting shall make such appointment.

2.11 **List of Stockholders:** (a) At least ten (10) days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b) During ordinary business hours, for a period of at least ten (10) days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, at the principal place of business of the corporation. The list shall be produced and kept at the time and place where the meeting is to be held and may be inspected by any stockholder who is present.

(c) The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12 **Procedure at Stockholders' Meetings:** Except as otherwise provided by these Bylaws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding officer.

2.13 **Action By Stockholders Without Meeting:** Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the majority holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

3.1 Powers of Directors: The management of all of the affairs, property, and interest of the corporation shall be vested in the Board of Directors, except as otherwise provided by the Washington Business Corporation Act or the Articles of Incorporation. In addition to the powers and authorities expressly conferred upon the Board of Directors by these Bylaws and the Articles of Incorporation, the Board of Directors may exercise all powers of the corporation and do any acts that the shareholders direct to be performed which are not prohibited by law, the Articles of Incorporation, or these Bylaws.

3.2 Number, Method of Election, Terms of Office of Directors: The number of directors which shall constitute the Board of Directors shall be Five (5) unless and until otherwise determined by a vote of a majority of the entire Board of Directors. Each Director shall be elected by the stockholders at each annual stockholders' meeting to hold office until the next annual meeting of the stockholders and until his or her successor is elected and qualified, provided, however, that a director may resign at any time (see Section 3.3 (a)). Directors need not be stockholders or residents of the State of Washington.

3.3 Vacancies on Board of Directors; Removal: (a) Any director may resign his or her office at any time by delivering their resignation in writing or by electronic facsimile transmission to the Chairman of the Board. It will take effect after being considered and accepted by the Board.

(b) All vacancies in the Board of Directors, whether caused by resignation, death, cause or otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term of the director's predecessor and until the director's successor is elected and qualified. Any directorship to be filled due to an increase in the number of directors shall be filled, by a vote of the holders of a majority of the shares entitled to vote, for a term of two (2) years. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

(c) Any director may be removed with cause at any time by the majority vote of the stockholders given at a special meeting of the stockholders called for that purpose. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director. In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

3.4 **Meetings of the Board of Directors:** (a) The Board of Directors may hold their meetings, both regular and special, either within or outside the State of Washington.

(b) Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting be a legal holiday, then the meeting shall be held as soon as possible thereafter providing it is not a legal holiday.

(c) The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d) Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or at the written request of any two (2) directors.

(e) The Secretary shall give notice to each director of any special meeting of the Board of Directors by emailing, mailing, faxing or delivering the same at least forty-eight (48) hours before the meeting.

Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

3.5 **Quorum and Action:** Unless provided otherwise by law or by the Articles of Incorporation or these Bylaws, a majority of the Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

3.6 **Chairman and Secretary of the Meeting:** The Chairman of the Board or his designee shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the presiding officer may appoint a secretary of the meeting.

3.7 **Action by Directors Without Meeting:** Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if the action is taken by a majority of all members of the Board of Directors or committee, as the case may be. The action must be evidenced by one or more written consents setting forth the action taken, signed by a majority of the directors, or by a majority of the members of the committee, as the case may be, either before or after the action taken, and delivered to the Corporation for inclusion in the minutes or filing with the Corporation's records.

3.8 **Action by Telephonic Conference:** Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9 **Committees:** The Board of Directors shall, by resolution or resolutions passed by a majority of Directors designate one or more committees, each of such committees to consist of one or more Directors of the Corporation, for such purposes as the Board shall determine. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

3.10 **Compensation of Directors:** All Directors shall receive compensation for their service on the Board of Directors or any committees thereof, whether in the form of, Directors fees or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving the corporation or a subsidiary of the corporation in any other capacity and receiving compensation for such service.

ARTICLE IV

OFFICERS

4.1 (a) The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable. Such additional officers shall serve at the pleasure of the Board or otherwise the Board shall specify as at the time of such election or appointment. The same person may hold two or more offices.

(b) All checks or demands for money and notes of the corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

(c) The compensation and any contracts related to compensation of all officers of the corporation shall be established solely by the Board of Directors.

4.2 **Removal of Elected Officers:** Any elected officer may be removed at anytime, with cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the Directors then in office. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director.

In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

ARTICLE V

CAPITAL STOCK

5.1 Consideration for Shares: Consideration for shares may consist of cash, promissory notes, services performed, contracts for services to be performed, or any other tangible or intangible property. If shares are issued for other than cash, the Board of Directors shall determine the value of the consideration.

5.2 Issuance, Form and Execution of Certificates: Each certificate representing shares may state upon the face of the certificate the par value of each share or may state that the shares are without par value.

No shares of the corporation shall be issued unless authorized by the Board of Directors. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. Certificates for shares of the corporation shall be in a form consistent with the provisions of the Washington Business Corporation Act and shall state: (a) the name of the issuing corporation and that the corporation is organized under the laws of this state; (b) the name of the person designee or entity to whom issued; (c) the number and class of shares and the designation of the series, if any, which the certificate represents; and (d) if the corporation is authorized to issue shares of more than one class, that upon request and without charge, the corporation will furnish any shareholder with a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series, and the authority of the Board of Directors to determine variations for future series.

Certificates of stock shall be issued in numerical order. Each certificate issued shall be signed by the Chairman and President, or President and Secretary, and may be sealed with the seal of the corporation or a facsimile of the seal of the corporation. The signatures of such officers may be facsimiles if a transfer agent countersigns the certificate, or registered by a registrar, other than the corporation it or an employee of the corporation. If the officer that signed, either manually or in facsimile, a share certificate does not hold office when the certificate is issued, the certificate is nevertheless valid.

5.3. Fractional Shares or Scrip: The corporation may, but shall not be obliged to, issue a certificate for a fractional share, which shall entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the assets of the corporation in the event of liquidation. In lieu of fractional shares, the Board of Directors may: (a) dispose of a fractional interest by paying in cash the fair value of the fractional interest as of the time when those entitled to receive such shares are determined, or (b) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of scrip aggregating a full share.

5. 1 Transfers: Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar. Shares may be transferred by delivery of the certificate, accompanied either by an assignment in writing on the back of the certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the record holder of the certificate. Before a new certificate is issued, the old certificate shall be surrendered for cancellation. Restrictions on the transfer of shares that the Board of Directors may from time to time adopt are valid and enforceable to the extent permitted by Washington law. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register and record transfers of shares.

5.5 Record Ownership: A record of the name and address of the holder of such certificate, the number of shares represented thereby and the date of issue thereof shall be made on the corporation's books. The corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law

5.6 Mutilated, Lost or Destroyed Certificates. If any stock certificate is mutilated, lost or destroyed, it may be replaced upon proof of such mutilation, loss, or destruction. The Board of Directors may require the shareholder to provide a satisfactory bond or indemnity to the corporation in such sum as determined by the Board of Directors or may impose other conditions or establish other procedures, as it deems necessary.

5.7 Transfer Agent; Registrar; Rules Respecting Certificates: The Corporation may maintain one or more transfer offices or agencies where stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations, as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.8 Fixing Record Date for Determination of Stockholders of Record: The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty (60) days nor less than ten (10) days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.9 **Dividends:** Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the corporation.

5.10 **Closing Stock Transfer Books and Fixing Record Date: For** the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for the payment of any distribution, the allotment of rights, the conversion or exchange of any securities by their terms or any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, the date in any case to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) (or in the case of a merger, dissolution, amendment of the Articles of Incorporation, or sale of assets, twenty (20) days prior to the date on which the particular action requiring the determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the date on which notice of the meeting is mailed shall be the record date for such determination of shareholders. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to a distribution, the date on which the Board adopted the resolution declaring the dividend shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, that determination should be the record date unless Washington law requires fixing a new record date.

ARTICLE VI

SECURITIES HELD BY THE CORPORATION

6.1 **Voting:** Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman or his designee shall have full power and authority, on behalf of the corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2 General Authorization to Transfer Securities Held by the Corporation: (a) Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman by direction of the Board of Directors, shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the corporation, and to make, execute and deliver, under the seal of the corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b) Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then officers of the corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the corporation, and that with respect to such securities the authority of these provisions of the Bylaws and of such officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1 Signatories: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by a designee appointed by the Board of Directors from time to time.

7.2 Seal: The seal of the corporation shall be in such form and shall have such content, as the Board of Directors shall from time to time determine.

7.3 Notice and Waiver of Notice: Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Washington, the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic facsimile transmission by the person entitled to notice whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4 Fiscal Year: The fiscal year of the corporation shall be set by resolution of the Board of Directors. The Fiscal year of the corporation shall begin on September 1st and end on August 31st the following year.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS

8.1 Definitions:

(a) "Director" means any person who is or was a director of the corporation and any person that, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan;

(b) "Expenses" means costs and attorneys' fees;

(c) "Official capacity" means: (i) when used with respect to a director, the office of director in the corporation, and (ii) when used with respect to a person other than a director as contemplated in Section 8.9 of this Article, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation; but shall not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise or employee benefit plan; Or for the purposes of this Article references to the corporation include all constituent corporations that result in consolidations, joint ventures, mergers, change of control, or like events or other enterprises that evolve from the corporation shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he or she would have if they had served the resulting or surviving corporation in the same capacity.

(d) "Party" means a person who was, is, or is threatened to be, made a named defendant or respondent in a proceeding or who is otherwise involved in a proceeding (including, without limitation, a witness); and

(e) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative and whether formal or informal.

8.2 Director Indemnities; Proceeding Not by or in Right of Corporation:

The corporation may indemnify any director made a party to any proceeding, other than a proceeding by or in the right of the corporation, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with such proceeding if:

(a) The director conducted himself or herself in good faith, and: (i) if the conduct involved his or her own official capacity with the corporation, that he or she reasonably believed his or her conduct to be in the corporation's best interests, or (ii) in all other circumstances, that he or she reasonably believed that his or her conduct was not opposed to the corporation's best interests; and

(b) In a criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful.

The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not be determinative of itself that the director did not meet the requisite standard of conduct set forth in this Section.

8.3 **<u>Director Indemnities; Proceeding by or in Right of Corporation:</u>** The corporation may indemnify any director made a party to any proceeding by or in the right of the corporation against all expenses actually incurred by the director in connection with such proceeding if the director conducted himself or herself in good faith; and

(a) If the conduct was in the director's official capacity with the corporation and the director reasonably believed that his or her conduct was in the corporation's best interests; or

(b) If the director reasonably believed that his or her conduct was not in opposition to the corporation's best interests; <u>provided that</u>, no indemnification shall be made pursuant to this Section if such person is adjudged liable to the corporation.

8.4 **<u>No Indemnity When Director Receives Benefit:</u>** A Director shall not be indemnified under Section 8.2 or 8.3 of this Article in any proceeding, whether or not the director acted in his or her official capacity, if the director was adjudged liable because the director personally received a benefit in money, property, or services to which the director was not legally entitled, except that the action which could cause the proceeding against the Director was disclosed to and accepted by majority vote by the Board of Directors and publicly disclosed to the shareholders prior to any official proceeding was undertaken against the Director seeking indemnification.

8.5 **<u>Director Indemnity by Corporation or Court Order</u>:** Unless otherwise limited by the Articles of Incorporation:

(a) A director who is subject to Section 8.4 and has been wholly successful, on the merits or otherwise, in the defense of any proceeding referred to in Section 8.2 or 8.3 of this Article shall be indemnified for all residual expenses incurred by the director in connection with the proceeding; expenses incurred by the indemnified party in defending a civil or criminal action, suit or proceeding shall be paid by the corporation during and in advance of the final disposition of such action as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or in behalf of any party defined in Article VIII Section 8.1, "Director"; or

(b) The Indemnification provided by this section shall not be deemed exclusive of any other rights which the Indemnified party may be entitled to under any statue, by law, contract or agreement, Board of Directors or shareholders vote both as to action in his or her official capacity and as to action in another capacity while holding such office and shall, continue as to a person who has ceased to be acting as defined in Article VII, Section 8.1

"Director" and shall inure to the benefit of the heirs, executors and administrators of such a person and his or her entities; or

(c) A court of appropriate jurisdiction, which may be the same court in which the proceeding involving the director's liability took place, upon application of the director and such notice as the court shall require, shall have authority to order indemnification of the director in the following circumstances:

(i) If the court determines that the director is entitled to indemnification under Paragraph (a) of this Section, the court shall order such indemnification, which shall include all expenses incurred in obtaining such indemnification; or

(ii) If the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standards of conduct set forth in Section 8.2, 8.3 or 8.4 of this Article or was adjudged liable under Section 8.4 of this Article, the court may order such indemnification as the court shall deem proper, except that such indemnification shall be limited to expenses for any proceeding referred to in Section 8.3 of this Article and any proceeding referred to in Section 8.4 in which the director was adjudged liable of this Article.

8.6 Determination of Propriety of Director Indemnification:

The corporation shall not indemnify the director pursuant to Section 8.2 or 8.3 of this Article unless it has been determined that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in the applicable Section. Such determination shall be made:

(a) By the Board of Directors by a majority vote of a quorum consisting of directors that are not parties to such proceeding; or

(b) If such a quorum cannot be obtained, then by a majority vote of a committee to the Board of Directors, duly designated to act in the matter by a majority vote of the full Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors that are not parties to such proceeding; or

(c) By written opinion by legal counsel selected by the Board of Directors or a committee to the Board of Directors by vote as set forth in Paragraph (a) or (b) of this Section, or if the requisite quorum of the full Board of Directors cannot be obtained and such committee cannot be established, then by a majority vote of the full Board of Directors (in which selection directors who are parties may participate), provided that, an attorney, or a firm having associated with it an attorney, retained by or that has performed services within the past two (2) years for the corporation or any party to be indemnified may not serve as such legal counsel; or

After determining that indemnification of the director is permissible, the Board of Directors, or the committee to the Board of Directors, may authorize the indemnification of the director and may determine the reasonableness of the expenses incurred by the director in the manner described in Paragraphs (a) and (b). If determination is not authorized by Section 8.6 (a) or (b) that indemnification of the Director is permissible under paragraph (c), upon the written opinion by legal counsel. The authorization of indemnification and the determination of the reasonableness of the expenses incurred by the Director shall be made, as well, in the manner specified in paragraph (c) of this Section for the selection of such counsel. If the determination that indemnification of the director is permissible under (a) and (b) or was made by legal counsel as described in Paragraph (c), then the authorization of indemnification and the determination of the reasonableness of the expenses incurred by the director shall be made in the manner specified in Paragraph (c) of this Section for the selection of such counsel. Shares held directly by Directors with the absolute power to vote those shares who are parties to the proceeding shall not be voted on the subject matter under this Section.

8.7 **Payment of Expenses Before Final Disposition of Proceeding:** All expenses incurred by a director who is a party to a proceeding must be paid or reimbursed by the corporation during and in advance of the final disposition of such proceeding on the following conditions:

(a) Upon receipt by the corporation of a written promise by or on behalf of the director to repay such amount if it is ultimately determined that the director has not met the standard of conduct necessary for indemnification by the corporation as authorized by this Article; and

(b) Either:

(i) Upon a determination as described in Section 6 of this Article that the information then known (i.e., without undertaking further investigation) to those making the determination does not establish that indemnification would not be permissible under Section 2 3AND 8.4 of this Article; or

(ii) Upon receipt by the corporation of a written affirmation by the director of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation as authorized in this Article.

The agreement required by Paragraph (a) of this Section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment. Payments under this Section may be authorized in the manner specified in Section 8.6 of this Article.

8.8 **Additional Indemnification:** The corporation shall have the power to make or agree to any further indemnity, including the advance of expenses, to any director (as defined in Section 8.1) that is authorized by the Articles of Incorporation, any Bylaw adopted or ratified by the shareholders, or any resolution adopted or ratified, before or after the event, by the shareholders, provided that no such indemnity shall indemnify any director for acts of comission of such director finally adjudged to be intentional misconduct or a knowing violation of law, or for conduct of such director finally adjudged to be in violation of RCW 23B.08.310 (or any successor statute), or for any transaction with respect to which it was finally adjudged that such director personally received benefit in money, property, or services to which the director was not legally entitled. Unless the Articles of Incorporation, a Bylaw, or a resolution provide otherwise, any determination as to any further indemnity shall be made in accordance with Sections 8.4, 8.5 and 8.6 of this Article. Each such indemnity may continue as to a person who has ceased to be a director and may inure to the benefit of the heirs, executors, and administrators of such a person.

8.9 **<u>Indemnification of Non-Directors</u>:** Unless otherwise limited by the Articles of Incorporation the corporation will also indemnify an officer, employee, or agent as defined in Section 8.1 (a) that is not a director to such extent, consistent with law, as provided by the Articles of Incorporation, the Bylaws, a general or specific resolution of the Board of Directors, or a contract.

8.10 **<u>Liability Insurance:</u>** The corporation may purchase and maintain insurance on behalf of any person who is, or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this Article.

8.11 **<u>Notice to Shareholders of Indemnification</u>:** The shareholders shall be notified of the indemnification of any person in accordance with this Article, including any payment or reimbursement of expenses, by a written report sent prior to the notice of the next annual shareholders' meeting or sent with such notice. The written report shall contain a brief description of the proceedings involving the person indemnified and the nature and extent of such indemnification.

ARTICLE IX

AMENDMENTS OF THE BYLAWS

9.1 **<u>By the Board of Directors</u>**. If the Articles of Incorporation shall so provide, the Board of Directors shall have power to make, alter, amend and repeal the Bylaws of the corporation. However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by a vote of the holders of a majority of the shares entitled to vote at any shareholders' meeting.

9.2 **<u>Emergency Bylaws</u>.** The Board of Directors may adopt emergency Bylaws, subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of the business of the corporation resulting from some catastrophic event, an attack, a terrorist attack, any nuclear, atomic, or natural disaster and including all acts of God.

ADOPTED by resolution of the corporation's Board of Directors on the ____ day of ____________, 20___.

____

___________, Secretary

CERTIFICATE OF DESIGNATION OF
SERIES B PREFERRED STOCK
OF
SKILLSTORM ONLINE LEARNING, INC.

Skillstorm Online Learning, Inc., a corporation organized and existing under the laws of the state of Washington (the "Corporation"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Corporation, (ii) the provisions of Section RCW 23B.06.020 and RCW 23B.06.210 of the Revised Code of Washington, and (iii) the resolutions adopted by the Board of Directors of the Corporation by unanimous written consent dated November 13, 2006, the Board of Directors duly adopted resolutions providing for the adoption of the Certificate of Designation of Series B Preferred Stock of the Corporation, and creating the number of votes to which each share of Series B Preferred Stock is entitled, which resolutions are as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation, the Board of Directors does hereby approve the issuance of up to one million (1,000,000) shares of Preferred Stock, par value $.001 per share, of the Corporation, to be designated "Series B Preferred Stock" of the presently authorized shares of Preferred Stock. The voting powers, designations, preferences, and other rights of the Series B Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1. Cash Dividends. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock.

2. Voting. The holders of Series B Preferred Stock shall bear the right to two hundred and fifty (250) votes per share on any matter properly before the shareholders for a vote.

3. Fractional Shares. The Series B Preferred Stock may not be issued in fractional shares.

4. Liquidation, Dissolution, Winding Up. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred will be entitled to receive, prior and in preference to the holders of Common Stock, an amount up to but not greater than the original purchase price per share of Series B Preferred, notwithstanding the par value of the Series B Preferred. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holders' liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

IN WITNESS WHEREOF, Skillstorm Online Learning, Inc., has caused this Certificate to be signed by Colin Innes, its Chief Executive Officer, this 14th day of November, 2006.

SKILLSTORM ONLINE LEARNING, INC.

By: /s/ Colin Innes

Name: Colin Innes
Its: Chief Executive Officer

ATTESTED BY:

By: /s/ Ted Williams

Name: Ted Williams
Its: Chief Financial Officer

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

SKILLSTORM ONLINE LEARNING, INC.
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
Attention: Colin Innes, Chairman, Chief Executive Officer and President

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that SKILLSTORM ONLINE LEARNING, INC., a Washington corporation ("Skillstorm" or the "Company") is offering for sale up to 18,000,000 shares of common stock of the Company at a purchase price of five cents ($0.05) per share (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by Skillstorm (the "Offering") that is being made pursuant to a registration statement on Form 1-A filed with the Securities and Exchange Commission ("SEC") on November 20, 2006, as amended November 21, 2006, with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that Skillstorm shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Skillstorm only when it is signed by a duly authorized officer of Skillstorm, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, Skillstorm shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of Skillstorm and at such other time and place as Skillstorm shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares, based on the purchase price of five cents ($0.05) per share, shall be sent from the undersigned by check, cashier's check, money order or wire transfer, in accordance with the instructions as set forth in Appendix A hereto, of immediately available funds at the Closing to the "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account", 601 Union Street, Suite 4500, Seattle, Washington 98101, in an amount as set forth in Appendix A hereto. Skillstorm shall deliver the Shares, issued by Skillstorm, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with Skillstorm and each officer, director, and agent of Skillstorm that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) Each owner or member of the undersigned is an "accredited investor" as such term is defined in the rules to the Securities Act of 1933, as amended.

(c) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning Skillstorm.

(a) The undersigned understands that the investment in Skillstorm through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Status of Undersigned. The undersigned is an "accredited investor," as such term is defined in as defined in the rules to the Securities Act of 1933, as amended.

5.4 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that Skillstorm has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and Skillstorm. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of Skillstorm to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor Skillstorm has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and Skillstorm shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by Skillstorm (except to a subsidiary or parent entity of Skillstorm) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF WASHINGTON WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF WASHINGTON TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF SKILLSTORM SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF WASHINGTON.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to Skillstorm, to it at the following address:

SKILLSTORM ONLINE LEARNING, INC.
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
Attention: Colin Innes, Chairman, Chief Executive Officer and President

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Skillstorm, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify Skillstorm upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___ day of December, 2006.

____
[Name of subscriber]

By:______________________________
Name:
Title:

____
Address of Subscriber

____
Subscriber's Tax Identification Number

Accepted by:

SKILLSTORM ONLINE LEARNING, INC.

By______________________________
Colin Innes, Chairman, Chief Executive Officer and President

Accepted as of: December ___, 2006

APPENDIX A

CONSIDERATION TO BE DELIVERED

Purchase Price: five cents ($0.05) per share

Total Purchase Price of Shares Subscribed For (Number of shares X $0.05 per share)$ ________

Method of Payment $________ Cashier's Check: $_________ Money Order: $_________ Check:

Make check or money orders payable to "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account" and mail payment and completed documents to:

Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account
601 Union Street, Suite 4500
Seattle, Washington 98101

For Payment via wire:

Otto Law Group/Skillstorm Online Learning, Inc. Escrow Account
Wells Fargo Bank
999 Third Avenue
Seattle, WA 98104
Phone (206) 292-3415
Account# 905-8746257
Routing # 121000248

By:______________________________
Name:
Title:

RIGHT TO USE AND ROYALTY AGREEMENT

THIS AGREEMENT made effective November 25, 2005,

BETWEEN:

FC Bayern München AG ("Bayern Munich")
Säbenerstr. 51
81547 München
Germany

- and –

SKILLSTORM ONLINE LEARNING INC., a corporation incorporated under the laws of the Province of Alberta **("Skillstorm")**

WHEREAS Bayern Munich and Intersports Acceleration Corp. (**"Intersports"**) entered into an agreement on or about April 27, 1998 (the **"Original Agreement"**) whereby Bayern Munich granted to Intersports the right to film footage of the coaching of, and demonstration of exercises, skills, drills and scrimmages by, student players and teams of the age groups U10, U12, U14, U16 and U18 at Bayern Munich's soccer youth academy in Munich, Germany (the **"Film Footage"**);

AND WHEREAS the Original Agreement also provided that Intersports would use the Film Footage for purposes of creating a CD-ROM program;

AND WHEREAS Intersports assigned its rights to the Original Agreement to Skillstorm;

AND WHEREAS Skillstorm intends to use the program also online as an on-line video soccer coaching and training program on a website produced by Skillstorm (the **"Online Soccer Program"**) and Bayern Munich and Skillstorm now wish to document and ratify the terms of the Original Agreement as well as documenting the terms of the agreement respecting the continuing and future use of the Film Footage by Skillstorm and the marketing of the Online Soccer Program through endorsement by Bayern Munich;

NOW THEREFORE in consideration of the covenants, terms and conditions of this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged by the parties hereto, the parties agree as follows:

1. Ratification of Original Agreement

The parties hereby ratify the terms of the Original Agreement. Specifically, and without limiting the generality of the foregoing, the parties acknowledge and agree that Intersports assigned its rights under the Original Agreement to use the Film Footage to Skillstorm.

2. Consideration

(a) Pursuant to the terms of the Original Agreement, the sum of 100,000.00 DM was payable to Bayern Munich as consideration of the right to produce the Film Footage. The parties acknowledge and agree that Skillstorm and/or Intersports has paid to Bayern Munich the sum of 100,000.00 DM as full and final payment of the consideration for the right to produce the Film Footage.

(b) As consideration for the continuing and future use of the Film Footage for the Online Soccer Program by Skillstorm and the marketing of the Online Soccer Program through use of endorsement by Bayern Munich, Skillstorm shall pay to Bayern Munich a royalty equal to 50% of the subscription fees minus all cost of sales collected by Skillstorm from subscribers of the Online Soccer Program (the "**Royalty**"). The parties acknowledge and agree that in addition to payment of the Royalty, consideration for use of the Film Footage and marketing of the Online Soccer Program through endorsement by Bayern Munich is the exposure to the North American soccer associations and sports market generally which Bayern Munich's name will receive and consequential value added to the goodwill and name of Bayern Munich.

(c) Skillstorm shall pay the Royalty to Bayern Munich on a quarterly basis with the first payment commencing on November, 2005. Skillstorm undertakes to provide to Bayern Munich copies of the Corporation's audited annual financial statements for the duration of the term of this Agreement for purposes of verifying the gross revenue earned by Skillstorm for subscription fees paid by subscribers of the Online Soccer Program as well as the costs of sales within the meaning of lit. b).

3. Termination of Agreement

This Agreement shall terminate upon the occurrence of any one of the following events:

(a) the written agreement of the parties to that effect;

(b) the bankruptcy, receivership or dissolution of the Corporation; or

(a) upon both parties giving the other party sixty (60) days prior written notice of termination.

If this Agreement is terminated, then all amounts owing to Bayern Munich up to the date of the termination will be paid to Bayern Munich, and thereafter there will be no obligation to pay any further amounts to Bayern Munich pursuant to this Agreement, notwithstanding Bayern Munich's right to claim damages from Skillstorm arising from or in connection with a termination of this Agreement, caused by any breach of contractual or other obligations by Skillstorm.

4. **Representations and Warranties**

(a) Skillstorm represents and warrants that it shall only use Bayern Munich's name and endorsement of the Online Soccer Program in a manner that will preserve and protect its goodwill and reputation and not otherwise impair such goodwill or bring Bayern Munich's reputation into disrepute.

(b) Skillstorm will obtain consent from Bayern Munich prior to allowing any third party advertiser or sponsor that Skillstorm directly works with to be recognized on Skillstorm's website, or to be linked with the name and/or image of Bayern Munich in any other way, such as, but not limited to donating the Online Soccer Program to students or other third parties. Skillstorm and Bayern Munich each acknowledge that the purpose of obtaining this consent is to avoid conflicts with any of Bayern Munich's sponsors. Bayern Munich will not unreasonably withhold its consent should no such conflict be identified with a third party advertiser or sponsor.

5. **Ownership Rights**

The parties acknowledge and agree that the Film Footage produced and developed by Skillstorm is and shall remain the sole and exclusive property of Skillstorm.

6. **Assignment and Enurement**

This Agreement may only be assigned or transferred by a party with the prior written consent of the other party, such consent not to be unreasonably withheld. This Agreement may not be assigned or transferred by Bayern Munich.

7. **Further Assurances**

The parties to this Agreement shall, without further consideration, do and perform all such further acts and execute all such further deeds and documents as are reasonably required in order to give effect to this Agreement and the transactions contemplated herein.

8. **Amendment**

This Agreement may not be amended, modified or varied except by an instrument in writing signed by the parties.

9. **Entire Agreement**

Except as this Agreement ratifies the terms of the Original Agreement as expressly provided herein, this Agreement constitutes the entire agreement between the parties as to the subject matter hereof and supersedes, cancels and replaces all previous agreements, understandings or representations, verbal or written, made between the parties regarding the subject matter of this Agreement.

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10. Heading and Preamble

The headings are for reference purposes and shall not effect in any way the meaning and interpretation of this Agreement. The preamble and recitation to this Agreement are true and correct and form an integral part of this Agreement.

11. Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Federal Republic of Germany. The parties agree that any litigation between the parties, which arises pursuant to or in connection with this Agreement, or any of its provisions, shall be referred to the Landgericht München I and shall not be referred to the Courts of any other jurisdiction.

12. Notices

Any notice or other writing required or permitted to be given hereunder to any party shall be sufficiently given if delivered personally, or if sent by pre-paid registered mail or sent by facsimile to such party:

in the case of notice to Bayern Munich, at:

FC Bayern Munich AG
PO Box 90 04 51
D-81504 Munich
Attention: Michael Gerlinger
Fax: +49 89 64 41 65

in the case of a notice to Skillstorm, at:

308-259 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Attention: Colin Innes, Chief Executive Officer
Fax: (403) 256-8808

or at such other address as may from time to time be provided in writing by any of the parties. Any such notice shall be delivered by hand or by facsimile transmission or mail and shall be deemed to have been given, if delivered by hand or by facsimile transmission, on the day delivered or the day of transmission if a business day and, if not, on the first business day after the day of delivery or transmission, and, if mailed, on the seventh business day following the date of posting provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike or other labour dispute which might affect delivery of such notice by mail, then such notice shall be effective only if delivered by fax or by hand.

13. Counterpart and Facsimile

This Agreement may be executed in counterparts with the same affect as if the parties had all signed the same document, each of which when so executed shall be deemed to be an original and both of which together shall constitute one and the same agreement. This Agreement may be executed by facsimile.

IN WITNESS OF WHICH the parties have executed this Agreement effective as of the date first above written.

F.C. BAYERN MUNICH

Per: ______________________

SKILLSTORM ONLINE LEARNING INC.

Per: ______________________, CEO
Colin Innes

Per: ______________________, President
Thomas Nitendorf

Vertrag Skillstorm FCB
CAL_LAW\ 1129140\3

SKILLSTORM

Creating Champions Online

Confirmation of Order

Date: May 3, 2005

Organization Details:
Calgary Minor Soccer Association
7000 – 48th Street SE
Calgary, Alberta
T2C 4E1

Number of Users	2,898
Total	$10,000.00
GST	700.00
Total Cost	$10,700.00
Subscription Term	90 Days

Business Number: 851797274RT0001

Process Review

1. You provides us with a spreadsheet with all the users and their respective information.
2. We populate a part of our database with this spreadsheet information.
3. We assign a specific promotion code to your group of users and their email addresses. That way only the email address together with the code can bypass WorldPay.
4. We then issue an email to the users with a hyperlink to our registration page along with instructions to complete registration using the promotion code and their email address.
5. Users complete the registration process and accept the terms and conditions of our product. This process also gives users information on Skillstorm's Privacy Policy.

IN WITNESS WHEREOF the parties understand this Agreement and have caused this Agreement to be executed duly by their authorized representatives as of the date first set forth above.

Skillstorm Online Learning Inc.	Calgary Minor Soccer Association
Signature [signature]	Signature [signature]
Name/Title (printed) C. INNES, CEO	Name/Title(printed) DARYL LEUWEBER

The Otto Law Group, PLLC
(206) 262-9545
astolowitz@ottolaw.com

January 19, 2007

Colin Innes
Chief Executive Officer and President
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Re: Opinion re Legality of Common Stock of Skillstorm Online Learning, Inc., a Washington corporation (the "Company") to be Issued Pursuant to Registration on Form 1-A.

Dear Mr. Innes:

This is to advise you that as securities counsel we have reviewed the corporate disclosures and proceedings in connection with the proposed offer and issuance of up to eighteen million (18,000,000) shares of common stock (the "Shares") of the Company to be registered on a Form 1-A, dated November 16, 2006 (Regulation A Offering Statement"), as amended January 19, 2007, filed with the Securities and Exchange Commission (the "SEC"). We have examined copies of such corporate records of the Company, certificates of authorized officers of the Company, and other documents, and have considered such matters of law as we deemed necessary as a basis for the opinions hereinafter expressed.

As to the various questions of fact material to these opinions, we have, when relevant facts were not independently established, relied upon certifications of responsible officers of the Company. All of the sources that we rely upon are believed to be reliable. We have examined certain records and proceedings of the Company, including the originals, photocopies, certified copies or other evidences of proceedings taken in connection with the authorization and issuance of the Securities described above. In such examination we have assumed the all signatures are genuine and have assumed the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such documents.

Based upon the foregoing, we are of the opinion that the proposed issuance of the Shares has been properly authorized and approved by the Board of Directors of the Company and that when the Shares are sold as contemplated by the Regulation A

Offering Statement and the exhibits thereto, the Shares will be validly issued, fully paid and nonassessable obligations of the Company.

We hereby consent to being named in the Regulation A Offering Statement and in the accompanying circular constituting a part thereof, as amended from time to time, as issuer's counsel and the attorneys who will pass upon legal matters in connection with the issuance or registration of the Shares, and to the filing of this opinion as an exhibit to the Regulation A Offering Statement.

As counsel to the Company, we are authorized to practice law, collectively, in the States of Washington, California and New York and are permitted to practice before the Securities and Exchange Commission (the "SEC"). We opine herein in reliance on the laws of the United States of America, and the Rules and Regulations promulgated thereunder, and in reliance on the laws of the State of Washington, the Company's state of incorporation, including all statutory provisions, all applicable provisions of the Washington Constitution and reported judicial decisions interpreting those laws.

Respectfully submitted,

THE OTTO LAW GROUP, PLLC

Andrew M. Stolowitz

Enclosure

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized, in the City of Seattle, State of Washington, on January 17, 2007.

Skillstorm Online Learning, Inc.
(Issuer)

By: ______________________
Name: Colin Innes
Its: Chairman, President and Chief Executive Officer

The following statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________
Name: Greg Heuss
Its: Director and Chief Operating Officer
Date: January 17, 2007

By: ______________________
Name: Ted Williams
Its: Chief Financial Officer
Date: January 17, 2007

END